FILE NO. 82-34686

02055628

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

SECOND QUARTER REPORT

dlw 11/4

Letter to Shareholders

Mosaic today is a much-improved company operationally than it was six months ago. The business has been right-sized, the fundamental indicators are moving in the right direction, and there is a confidence and an energy around the organization that has created noticeable momentum. We have provided you extensive details on these indicators in the attached Management's Discussion and Analysis. Right now we are at a stage in our transformation where our numbers have not yet caught up to all these grassroots, fundamental changes. That said, our new revenue generation strategies are well underway, progressing and should produce visible results in the coming few quarters, and then produce consistently thereafter.

At the beginning of this year, we announced our blueprint for the future – Mosaic's Go Forward Plan. I still believe that this is the right plan to take us into the future and we are still on track, net of some big new business wins. Our setbacks for the first half of the year were due to unforeseeable market forces, namely the insolvency of Enron and WorldCom. Let me take you through the events of the past quarter.

Progress by Division

Looking at our four divisions on an individual basis shows where we have made progress and where we have experienced challenges for the year.

In terms of progress, our Sales Solutions business is up 25 percent year over year in revenues and over 50 percent in EBITDA. This is now the largest business of its kind in North America. It's extremely stable, it's predictable and it is growing at more than respectable rates. In addition to signing a field service contract with Epson America worth approximately US$10 million annually this quarter, Sales Solutions has a growing new business development pipeline filled with high quality prospects.

Mosaic's Marketing and Technology Solutions division has also been making progress and is close to hitting its planned numbers. The business is now focused around delivering Brand Partners much better thinking, faster and tighter execution bundled with an ability to measure results. The core metrics around this business have improved dramatically since January with a billability rate of 65 percent from 40 percent six months ago. From virtually no new business pipeline in January, this division now has in excess of a dozen full-blown pitches, over a dozen scheduled to be pitched in the next 30 days, and over a dozen agreed to pitches with no firm date. Given that this group spent the first 90 days restructuring, this is impressive progress in such a short period of time.

Mosaic UK is the division that has undergone the most dramatic change because it had to. In six short months, the UK has become more profitable in absolute dollar terms on much lower revenue. The transformation from a pure cost plus business to a smart mix of cost plus pay-for-performance is almost complete. The dilemma facing this division is the lack of visibility on when new deals will close and launch in the marketplace. Although much of

the first 90 plus days of the year had been spent reorganizing the division, the new business pipeline is robust and highly developed. During the second quarter, Mosaic further expanded its relationship with Sainsbury, one of the leading UK grocers. In addition to the existing Sainsbury's Mobile wireless program, Mosaic has been contracted to roll out Sainsbury's Energy and is in discussions to expand the program to encompass additional services.

Last year Performance Solutions was Mosaic's strongest division. The division has great people and a track record of generating real revenues and earnings growth. Fundamentally the business has never been in better shape. Financially it was hit with several devastating setbacks, which has led to its most challenging year to date. Approaching 2002, this group was the leading acquirer of customers in three distinctive categories for all of the US: cellular, de-regulated energy and satellite TV. With the collapse of Enron we were forced to withdraw from our NewPower relationship. Next, when we replaced our AT&T Wireless contract with WorldCom, we were hit with WorldCom's unexpected fall from investment grade credit, to junk status to bankruptcy in record time. We stopped the program when the severity of their problems became apparent, collected about two-thirds of the monies owed us and took the balance of a $2.3 million write down this quarter.

In record time we have been able to once again show the resiliency of the Mosaic team by signing a customer acquisition agreement with Cingular Wireless, the second largest and most innovative wireless provider in the US. Cingular's great technical product and excellent customer offerings, coupled with one of the largest geographical footprints in the US, provides us with confidence in having this relationship become one of the most successful in Mosaic's history for both the Brand, Cingular and Mosaic.

The setbacks continued with AT&T announcing it was going to purchase Telecorp Wireless (SunCom) for whom we were acquiring customers, while also making solid earnings for ourselves. Given our pending arbitration with AT&T at the time, AT&T decided to discontinue that relationship. Lastly, following DIRECTV's merger discussions with Echostar, the momentum has temporarily slowed in our mandate to acquire large numbers of subscribers. We continue to be well positioned in this sector when the deal closes and customer acquisition activities will once again accelerate.

The fact is that this combination of unpredictable events has led to a very poor financial showing for this division this year. It's not the business model, the people or the demand. We have proven with the signing of Cingular, that this is a transferable model that is in high demand. I am confident that with the successful ramp up of the Cingular program and a couple of significant new business wins, this division will be our comeback story next year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three and six months ended June 30, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Go Forward Plan

The Go Forward Plan announced in January 2002 continues to be the guiding strategy for Mosaic with substantial progress being made in the second quarter towards the achievement of the underlying goals. The following summarizes the progress made since our last report:

(a) The new business development team with Mosaic's 20 top sales people is fully functional and achieving results in terms of generating new leads and pursuing strategically significant contracts. As discussed later in this report, during the second quarter, the Company signed new contracts with annualized revenue potential expected to exceed $180 million.

(b) The implementation of the restructuring plan has continued as per the plans announced in the first quarter. Mosaic now operates with a much leaner and a more focused organization. The current structure will allow the Company to realize the targeted improvements in its operating metrics. The section of this report entitled "Restructuring" describes the restructuring initiatives in further detail.

(c) In June 2002, the Company issued US$100 million (C$152 million) of Senior Term Notes with maturities ranging from 4 to 6 years, to a group of lenders including Prudential Insurance Company of America. The proceeds from the issue were used to reduce bank debt. Coincident with this financing, the Company reduced the commitment level under its syndicated revolving bank facility ("Bank Facility") from $253 million to $125 million effective August 15, 2002 and extended the maturity of the Bank Facility to June 13, 2005. This comes on top of the issuance of 13.8 million shares in March 2002 with net proceeds of $50.2 million. With these two steps the Company has enhanced its financial flexibility through reduced level of debt, longer average debt maturities and diversified debt capital sources.

Cingular Wireless

In August, 2002 Mosaic signed an authorized agency agreement and an equipment purchase agreement with Cingular Wireless, the second largest wireless services provider in the United States, with coverage in 43 out of the 50 top markets in the country. Under the terms of the agreement, the Company is permitted to solicit new customers for Cingular through direct marketing channels and will be paid a commission by Cingular for each sale made. The amount of the base gross commission per sale is expected to be in the range of US$200 to US$260 depending on such factors as the number of subscribers acquired each month, minimum price plans and length of contract entered into by the consumer, etc. Additionally, the Company will be subject to a claw-back or 'churn' in respect of a portion of earned commissions in the event that the consumer does not remain on Cingular's network for a specified period of time. The Company is also responsible for providing the consumer with a wireless handset.

As a result of the foregoing, the Company expects that on or about September 1, 2002, Mosaic will begin acquiring customers using its direct marketing capabilities on behalf of Cingular in the United States. Mosaic expects that the program will complete its ramp up within three months of its commencement and is expected to provide a material contribution to Mosaic's revenues and earnings in the fourth quarter of fiscal 2002 and beyond.

Restructuring

In the second quarter Mosaic continued to implement its restructuring plan announced in January 2002. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in the workforce.

For the six months ended June 30, 2002, the Company recorded a pretax restructuring charge of $13.8 million. After income taxes, the impact of the restructuring charge on earnings for the six-month period ended June 30, 2002 is $10.6 million or $0.09 per share.

The reconciliation of the restructuring liability as at June 30, 2002 is as follows:

(in thousands of dollars, except for per share amounts)

	Provision	Cash Expenditures	Non-cash	Balance June 30, 2002
Severance costs	$ 7,261	$ 5,381	$ –	$ 1,880
Lease terminations	2,857	137	–	2,720
Asset write-offs	3,039	–	3,039	–
Other	631	359	–	272
Total	$ 13,788	$ 5,877	$ 3,039	$ 4,872

The Company expects that substantially all remaining severance payments will occur within the next nine months while payments against certain lease commitments may extend up to a period of fifteen to eighteen months.

Secured Promotions LLC

During May 2002, the Company entered into an option agreement to purchase Dallas, Texas based Secured Promotions LLC. Secured Promotions designs and develops proprietary, subscription-based products and services in telecommunications, financial services, consumer services and insurance.

This acquisition further positions Mosaic to become a leader in owning its own customers sets across a variety of proprietary service offerings, by leveraging its digital, data and direct marketing transaction capabilities for its own benefit. As part of Mosaic, Secured Promotions will act as an in-house Research and Development capability for developing proprietary subscription-based products and services in telecommunications, financial services, consumer services and insurance. These offerings are intended to provide a new and diversified source of stable and recurring revenues and expand on the company's proprietary product offerings.

The initial consideration for the option was US$500,000 of which US$250,000 was paid in Mosaic common shares with the balance in cash. If the option to purchase the business is exercised, additional contingent consideration of up to US$2.6 million may be payable based on future performance and can be settled in cash or shares at Mosaic's option, with a minimum share price of US$2.49 (approximately C$3.85) per Mosaic common share.

Proprietary Subscription-Based Services and Joint Ventures

This section is an update on Mosaic's proprietary services and joint ventures.

Canadian Long Distance: Mosaic offers long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, continues to be one of Canada's fastest growing and most competitive reseller residential long distance telephone services and is marketed to all CIBC VISA customers.

Mosaic Performance Solutions continues to aggressively build out these programs by utilizing its customer acquisition platform. The subscribers under these programs increased significantly during the second quarter with the billed subscriber base at June 30, 2002 of 120,285, an increase of 16,285 or 16% from March 31, 2002. During the fourth quarter, Mosaic expects to have over 150,000 subscribers across all of the Canadian long distance programs, effectively making Mosaic one of the largest long distance resellers in Canada.

UK Mobile Services: Sainsbury'sMobile is a profit participation arrangement between J. Sainsbury plc, a major UK grocer, and Mosaic. The program provides private label wireless services branded 'Sainsbury'sMobile' in the UK marketplace. Wireless services for the program are contracted from BT Cellnet, a UK cellular service provider. The billed subscriber base at June 30, 2002 was 60,604, representing an increase of 8,604 or 17% from March 31, 2002.

It is anticipated that the program will have 130,000 to 150,000 subscribers by the end of 2002 based on planned customer acquisition spends by the venture under a three year exclusive field marketing agreement with Mosaic. Mosaic is the program manager and integrator, generating several revenue streams for the Company including non-refundable management fees, a share of program earnings (but not program losses) as well as revenue from in-store customer acquisitions by Mosaic's field sales force. This program continues to be profitable.

The following table summarizes the subscriber base under the two programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at		Average Monthly Revenue Per Subscriber	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Long Distance Marketing – Canada (all programs)	120,285	104,000	$21.86	$22.17
Sainsbury'sMobile – UK	60,604	52,000	$57.80[1]	$53.26[1]

[1] Revenue not recorded in Mosaic's financial statements as Mosaic only records its share of the Sainsbury'sMobile net program earnings.

UK Energy Services: Subsequent to the quarter end, Mosaic reached an agreement with J. Sainsbury plc to form a profit participation arrangement to acquire gas and electricity customers in the UK with Scottish Power being the service provider. As in the case of the Sainsbury'sMobile program, Mosaic will act as the program manager and integrator using its customer acquisition platform in the UK. Mosaic will generate revenues from this program through non-refundable management fees, a share of program earnings (but not program losses), marketing services as well as revenues from customer acquisitions using Mosaic's field sales force. The program will ramp up in the second half of 2002 and is expected to be profitable to Mosaic once fully operational.

Results of Operations and Financial Condition

Operating results for three and six months ended June 30, 2002, compared to three and six months ended June 30, 2001

Summary financial information

(in thousands of dollars, except percentages)

	Three months ended June 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	144,665	213,038	(68,373)	(32%)
Gross Profit	43,199	58,348	(15,149)	(26%)
% of Revenue	*29.9%*	*27.4%*	*2.5%*	
SG&A*	31,330	35,148	3,818	11%
% of Revenue	*21.7%*	*16.5%*	*(5.2%)*	
EBITDA (see supplemental earnings measures)	11,869	23,200	(11,331)	(49%)
% of Revenue	*8.2%*	*10.9%*	*(2.7%)*	
Earnings from continuing operations before goodwill charges, net-of-tax debt extinguishment charge and net-of-tax investment write down	1,310	11,715	(10,405)	(89%)

	Six months ended June 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	288,355	384,880	(96,525)	(25%)
Gross Profit	88,854	109,119	(20,265)	(19%)
% of Revenue	*30.8%*	*28.4%*	*2.4%*	
SG&A*	63,096	68,323	5,227	8%
% of Revenue	*21.9%*	*17.8%*	*(4.1%)*	
EBITDA	25,758	40,796	(15,038)	(37%)
% of Revenue	*8.9%*	*10.6%*	*(1.7%)*	
Earnings from continuing operations before goodwill charges, net-of-tax restructuring costs, debt extinguish ment charge and net-of-tax investment write down	3,761	18,790	(15,029)	(80%)

* SG&A includes a charge of $2.3 million to provide for non-recovery of receivables from WorldCom Wireless.

The following table summarizes the reported diluted and pro forma diluted earnings per share ("EPS") from continuing operations.

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
EPS	$ (0.05)	$ 0.12	$ (0.13)	$ 0.07
Pro Forma EPS[1]	$ 0.00	$ 0.07	$ 0.01	$ 0.10

[1] Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout ("earnout") as if it had occurred on January 1, 2001, the exclusion of restructuring costs, net of taxes, of $10.6 million from the six months ended June 30, 2002 results, debt extinguishment charge, net of taxes, of $5.7 million and investment write down, net of taxes, of $0.8 million from the three and six months ended June 30, 2002 results. This determination of per share earnings is based on the following assumptions in respect of the earn out:

(i) the transaction was effective on January 1, 2001;

(ii) 32,308,621 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$24.2 million settled in shares (11.77 million);

(iii) the consideration of US$28.3 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

The following table shows the reconciliation of pro forma net earnings and earnings per share for the second quarter and six months ended June 30, 2002:

(in thousands of dollars, except for per share amounts)

	Three months ended **June 30, 2002**	Six months ended **June 30, 2002**
Net loss as per consolidated statement of operations	$ (5,187)	$ (13,326)
Add: Restructuring costs, net of taxes of $3,198	–	10,590
Debt extinguishment charge, net of taxes of $1,382	5,707	5,707
Investment write down, net of taxes of $191	790	790
Pro forma net earnings	$ 1,310	$ 3,761
Pro forma earnings per share		
Basic and diluted	$ 0.00	$ $0.01

Revenues and Gross Profit

The following table summarizes revenues in the second quarter and the first six months of 2002 and 2001 by business division.

(in millions of dollars, except percentages)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	Change	2002	2001	Change
Mosaic Performance Solutions	$ 40.5	$ 96.9	(58%)	$ 84.2	$ 167.9	(50%)
Mosaic Sales Solutions	61.8	49.7	24%	115.3	92.1	25%
Mosaic Marketing & Technology Solutions	13.1	16.9	(22%)	25.1	32.3	(22%)
Mosaic UK	29.3	49.5	(41%)	63.8	92.6	(31%)
Mosaic Consolidated	**$144.7**	**$213.0**	**(32%)**	**$288.4**	**$384.9**	**(25%)**

Revenues for the three and the six months ended June 30, 2002 decreased by 32% and 25% respectively over the corresponding periods of 2001 with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, which exclude revenues from recently acquired Mosaic Data Solutions and the divestment from Ireland in the six months ended June 30, 2002, declined by 27% compared to the same period in 2001. During the six months ended June 30, 2002 pro forma revenues in local currency terms declined by 28% compared to the corresponding period of 2001. The strengthening of the US dollar and the British pound resulted in a favorable impact on revenues translated into Canadian dollars.

Reported revenues in the three and the six months ended June 30, 2002 were impacted by the following factors:

(a) The cancellation of the WorldCom Wireless contract in the second quarter of 2002 which was expected to replace a part of the revenues lost by the termination of the AT&T Wireless direct marketing contract (see below). During the second quarter of 2002, total revenues from WorldCom Wireless aggregated only $7.1 million, significantly below planned levels.

(b) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $40.9 million in the first quarter of 2001 and $57.6 million in the second quarter of 2001 with no revenues recorded in 2002;

(c) The exit from a number of low margin contracts in the UK as part of the restructuring program partly offset by growth in the Sainsbury'sMobile program;

(d) The decline in revenues of the Marketing and Technology Solutions business due to the decision to exit from certain unprofitable accounts, and from client losses in the second half of 2001; offset partly by,

(e) The growth of 24% in the first half of 2002 in the Sales Solutions business in the US and Canada resulting from business wins during the second half of 2001 but impacting 2002 and business wins in the first half of 2002 as well as the commencement of new business lines at Mosaic InfoForce's operations in the US.

The investment made in new business development as part of the Go Forward Plan has started to show results. The following table summarizes some of the major new business wins in 2002 since our last report. These contracts, along with other business wins in the quarter, are expected to result in annualized revenues exceeding $180 million.

Significant New Business Wins in 2002

Cingular Wireless	United States	Direct marketing customer acquisition program for wireless subscribers in the US across 43 of the 50 major markets
Epson	United States	In store demonstrations for printers and training and merchandizing in office superstores
General Mills	United States	New product launch, in-store sampling and coupon program
Autobytel Inc.	United States	Collaboration on creating a number of performance marketing products for US automotive dealers
M&M Mars	United States	In-store sampling and product testing at Wal-Mart stores across the country
Sainsbury's Energy	United Kingdom	Customer acquisition of energy customers through the formation of a joint venture with J. Sainsbury plc

Gross profit as a percentage of revenue increased to 29.9% in the second quarter of 2002 from 27.4% in the corresponding period of 2001 and to 30.8% first half of 2002 from 28.4% in the same period in 2001. Gross profit declined from $58.3 million in the second quarter of 2001 to $43.2 million in 2002 and reduced from $109.1 million in the first six months of 2001 to $88.9 million for the same period in 2002. The decline in gross profit is directly attributable to the lower revenues in 2002. Consolidated gross profit as a percentage of revenue was favorably impacted by the following factors:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of several low margin contracts in the UK and the Marketing and Technology divisions as part of the restructuring program, and the resultant reduction in fixed direct costs associated with such contracts;

(c) The improved profitability of the Sainsbury'sMobile program which incurred a loss during the first half of 2001 but was profitable in 2002;

(d) The impact of cost reduction initiatives completed in the second half of 2001 and the first quarter of 2002 through employee terminations and reduction of excess capacity; and,

(e) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher than the average margins for rest of the business.

Selling, General, and Administrative ("SG&A") Expenses

SG&A expenses in the second quarter of 2002 decreased by $3.8 million compared to the same period in 2001. Excluding the charge of $2.3 million providing for the receivables from WorldCom which filed for Chapter 11 bankruptcy protection in the United States, SG&A in the second quarter of 2002 was lower by $6.1 million compared to last year. This represents a 17% reduction which when combined with the first quarter results, translates into a year-to-date decrease of $7.5 million or 11% for 2002.

SG&A excluding the impact of the WorldCom Wireless receivable provision, as a percentage of revenues increased to 20.1% in the second quarter of 2002 compared to 16.5% during the same period in 2001, and on a year-to-date basis has increased to 21.1% compared to 17.8% in the prior year. The increase in the SG&A percentage reflects the lower utilization of the fixed overhead infrastructure due to lower revenues during the first half of 2002. The restructuring program implemented in the current year was instrumental in eliminating a significant portion of excess capacity as reflected in the SG&A reduction, though this was partly offset by an increase in spending on business development, and the inclusion of overheads from the newly acquired Mosaic Data Solutions business aggregating $4.6 million in the first half of 2002.

Earnings from Continuing Operations Before Depreciation and Amortization, Debt Extinguishment Charge, Interest, Restructuring Costs, Minority Interest and Income Taxes (EBITDA)

EBITDA was $11.9 million and $25.8 million in the second quarter and first half of 2002 compared to $23.2 million and $40.8 million during the corresponding periods of 2001. EBITDA as a percentage of revenues declined to 8.2% in the second quarter of 2002 compared to 10.9% during the corresponding period in 2001 and was 8.9% in the first six months of 2002 compared to 10.6% in 2001. The decline in EBITDA was attributable to

lower gross profit and lower utilization of fixed overheads as well as to other factors detailed below:

(a) Discontinuance of the AT&T Wireless direct marketing program which had an EBITDA of approximately $7.1 million in the second quarter of 2001 and $11.5 million over the first half of 2001 and with no corresponding amounts in 2002;

(b) The termination of the WorldCom Wireless contract and the associated charge in the second quarter of 2002 of $2.3 million to provide for non recovery of receivables in the light of the bankruptcy protection filing by WorldCom. Without this write-down EBITDA would have been $14.2 million for the second quarter

(c) The investment of approximately $1.6 million during the current year towards new business development; offset partly by,

(d) The reduction in overheads due to the restructuring actions implemented in the first half of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the second quarter of 2002 were $7.2 million or 5.0% of revenues compared to $3.2 million or 1.5% of revenues in the corresponding period of 2001. The year-to-date expense increased to $13.3 million or 4.6% of revenues compared to $6.6 million or 1.7% of revenues for the first six months of 2001. The increase is mainly due to:

(a) Significant investments made by Mosaic's InfoForce business in data collection equipment during the second half of 2001;

(b) Investment in technology in the current year and during the latter half of 2001 in the Performance Solutions and the Sales Solutions businesses in North America; and

(c) The inclusion of Mosaic Data Solutions which has a capital-intensive technology infrastructure.

Interest Costs and Debt Extinguishment Charge

Interest costs were $4.0 million and $7.5 million in the second quarter and first half of 2002 respectively, a reduction of $1.0 million and $2.5 million compared to the corresponding periods of 2001. Interest costs were lower as the result of:

(a) The private placements of US$57 million of equity instruments in June 2001 and the issue of shares with net proceeds of $50.2 million in March 2002, the proceeds of which were applied towards reduction of bank debt; and a,

(b) Lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; offset partly by,

(c) The effect of the change in fair market value at June 30, 2002 of approximately $0.4 million relating to interest rate swaps which ceased to be hedges upon the partial repayment of the bank debt as discussed later in this report and in note 3 to the consolidated financial statements; and offset in part by,

(d) The increase in the credit spread of 75 basis points on the Company's senior credit facility effective in December 2001;

Mosaic's senior credit facility carries interest at banker's acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's funded debt to EBITDA ratio, the credit spread on the debt facility at June 30, 2002 was 2.40%.

On June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008 and US$20 million (C$ 30.8 million) Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility.

As a result of the repayment of the Bank Facility, Mosaic took a non-cash charge against earnings in the second quarter of 2002 of $7.1 million ($5.7 million net of income taxes) representing the write-down of deferred financing costs of $4.3 million associated with the Bank Facility and a loss of $2.8 million on recognition of the fair value of interest rate swaps which were hedging floating interest rate exposure on a portion of the US dollar and Canadian dollar denominated debt. Upon repayment of the Bank Facility, these swaps can no longer be accounted for as hedges under generally accepted accounting principles and will be recorded at fair value until maturity or cancellation. The swaps mature in July 2003 and February 2004. Beginning with the quarter ended June 30 2002, these swaps will be marked to market at each reporting period and the resulting gain or loss will be charged to income.

Write down of investments

During the second quarter of 2002 the Company took a charge of $1 million to write down certain non-strategic investments. These investments were indirectly acquired through the acquisition of Paradigm Direct in the fourth quarter of 2000. Management has determined that the carrying value of these investments was in excess of its fair value and accordingly the write down of these investments to a nominal amount was recorded during the second quarter.

Income Taxes

Income taxes for the three and six months ended June 30, 2002 were a net recovery of $1.3 million and $3.9 million, respectively compared to an expense of $3.7 million and $6.0 million in the corresponding periods of 2001. The income taxes provision for 2002 include

a recovery of $3.1 million related to the restructuring costs booked during the first quarter and $1.4 million associated with the debt extinguishment charge booked in the second quarter. Income taxes on income from continuing operations have been provided at an estimated effective tax rate of approximately 20% for fiscal 2002.

Earnings (Loss) from Continuing Operations, Diluted Earnings (Loss) Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the second quarter of 2002 was $5.2 million compared to earnings of $9.2 million in the corresponding period last year. Excluding the impact of the debt extinguishment charge, net of income tax recoveries, of $5.7 million, and investment write down, net of taxes of $0.8 million, earnings from continuing operations in the quarter were $1.3 million. Loss from continuing operations for the six months ended June 30, 2002 was $13.3 million compared to earnings of $13.7 million in the corresponding period last year. Excluding the debt extinguishment charge and the investment write down referred to above and restructuring costs, net-of-income tax recoveries, of $10.6 million, earnings from continuing operations in the first half of 2002 were $3.8 million.

Diluted loss from continuing operations per share was $0.05 and $0.13 in the second quarter and first half of 2002 respectively, compared to diluted earnings per share from continuing operations of $0.12 and $0.07 in the corresponding periods of 2001.

Pro forma earnings from continuing operations per share in the second quarter and first half of 2002 were nil and $0.01 respectively. This compares to pro forma earnings per share of $0.07 and $0.10 in the same periods of 2001. These figures reflect the (i) exclusion of the net-of-tax debt extinguishment charge, net-of-tax investment write down and the net-of-tax restructuring costs in 2002; and (ii) the impact on earnings per share for the first and second quarters of 2001 as if the Mosaic Performance Solutions earn out had occurred on January 1, 2001.

The Company took a $8.3 million after tax charge for Discontinued Operations in the first quarter of 2001 related to the shut down of its Continental European operations. No charge for discontinued operations was recorded in 2002.

2002 Management Estimates

It has been the practice for the Company's management to provide revenues and earnings guidance in its quarterly MD&A. At this time, the Company will not be providing any such guidance for fiscal 2002 due to the uncertainties arising from the following:

(a) The impact of the restructuring plan and Go Forward Plan currently being implemented on the Company's financial results;

(b) The process of integration underway in Mosaic UK, and its ongoing transformation into a performance based business model with the resulting short-term reduction in revenue and earnings visibility arising there from;

(c) The uncertainties surrounding the timing and size of new business wins generated year to date and pending business wins; and,

(d) The precise impact of the roll out of the Cingular Wireless customer acquisition program which could have a material impact on revenues and earnings in the second half of 2002.

The above factors result in significant uncertainties as to the amount and timing of revenues and earnings for the second half of 2002. As a result, management has decided to withdraw specific financial guidance for the balance of fiscal 2002.

However, taking into consideration some of the new business wins including the Cingular Wireless program and the anticipated savings in costs from the restructuring program under implementation, the Company expects that revenues and EBITDA before special charges, if any, in the second half of 2002 will exceed the results for the first six months of the year.

Liquidity and Capital Resources

Summarized Consolidated Cash Flows

(in millions of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
Net cash provided by/ (used in):				
Continuing operations	$ 4.4	$ 15.7	$ 14.6	$ 26.8
Net change in non-cash operating working capital from continuing operations	(5.4)	(20.9)	(4.9)	(20.0)
Cash from operating activities	(1.0)	(5.2)	9.7	6.8
Financing activities	21.5	12.3	60.0	(1.6)
Investing activities (continuing operations)	(19.4)	(5.9)	(72.1)	(13.8)
Discontinued operations	–	(1.3)	(0.1)	(5.5)
Effect of exchange rate changes on cash	(0.2)	(0.1)	(0.1)	0.1
Net change in cash position	**$ 0.9**	**$ (0.2)**	**$ (2.6)**	**$ (14.0)**

During the quarter ended June 30, 2002, the Company's operating activities including working capital changes used $1.0 million in cash flow compared to a use of $5.2 million of cash in the second quarter of 2001. Although, the Company incurred a net loss of $5.2 million during the three months ended June 30, 2002, cash flow from continuing operations after add-back of non-cash charges and before working capital changes was $4.4 million compared to $15.7 million in 2001. The year-over-year reduction in cash flow from operations was mainly due to lower earnings coupled with cash expenditures of $4.0 million relating to restructuring initiatives announced in early 2002. The increase in working capital of $5.4 million during the second quarter of 2002 was lower than the $20.9 million increase in the same period of 2001 largely due to the change in the business mix with the discontinuance of the AT&T Wireless and the WorldCom contracts, the receivables from which have been provided for. The working capital increase of $4.9 million in the first half of 2002 was lower than the $20.0 million increase during the same period in 2001.

Financing activities generated $21.5 million of cash flow in the second quarter of 2002 compared with $12.3 million in the second quarter of 2001. As discussed before, on June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) of Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008; and US$20 million (C$30.8 million) of Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility.

Coincident with this financing, the Company agreed to reduce the commitment level under its Bank Facility from C$253 million to C$125 million by August 15, 2002, and extended the maturity of the senior credit facility to June 13, 2005.

During the six months ended June 30, 2002, financing activities generated $60.0 million in cash compared to the use of $1.6 million in the corresponding period of 2001. This generation of cash was primarily due to the Senior Term Notes issued in the second quarter of 2002 and the equity offering completed in March 2002. Proceeds from the common shares offering and the issue of Senior Term Notes were used to reduce the balance owing under the Company's Bank Facility.

Investing activities used $19.4 million and $72.1 million of cash during the second quarter and first six months of 2002 compared with $5.9 million and $13.8 million in the corresponding periods of 2001. During the six months ended June 30, 2002, the Company used $52.2 million towards acquisition related contingent consideration payments and acquisition related costs. For the six-month period, Mosaic also made investments in property and equipment of $8.8 million related mainly to the build up of the information technology infrastructure, and invested in other long-term assets including the purchase of leads and payments for exclusivity on certain long-term contracts.

Investments

The Company ended the second quarter of 2002 with total assets of $756.3 million, a decrease of 8% from the year ended December 31, 2001. The largest component of this decrease was **goodwill**, with a value of $521.3 million, a decrease of $68.4 million over last year. This decrease is primarily due to the impairment loss of $75 million taken on goodwill related to the UK and Marketing and Technology divisions as a result of the adoption by the Company, with effect from January 1, 2002, of the new accounting standards applied to acquisition related goodwill and intangible assets. For details refer to note 1(a) to the consolidated financial statements for the period ended June 30, 2002. The other changes in goodwill arise from the following:

(a) Acquisition of Mosaic Data Solutions and Secured Promotions LLC, which added $19.1 million to goodwill;

(b) The increase in goodwill of $10.0 million arising from the finalization in April 2002 of further contingent consideration relating to the acquisition of Paradigm Direct as detailed in note 5 to the consolidated financial statements for the period ended June 30, 2002;

(c) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and,

(d) The impact of the significant weakening of the US dollar in relation to the Canadian dollar at June 30, 2002 compared to December 31, 2001 resulting in a decrease in the recorded amount of goodwill by $20.9 million.

Capital Resources

Mosaic's **long-term debt**, including the current portion, at June 30, 2002 was $189.2 million, which included $152 million from Senior Term Notes issued on June 13, 2002 and the balance drawn mainly on the Company's Bank Facility and $7.2 million from a mortgage on its property in the UK.

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the Bank Facility. With the completion of the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the revolving term facility from $300 million to $253 million. In conjunction with the issuance of the Senior Term Notes in June 2002, the Company further amended its credit agreement to reduce the committed amount under its Bank Facility from $253 million to $125 million by August 15, 2002. The term of the Bank Facility was extended to

June 2005, and can be extended for a further year on each anniversary of the facility. These facilities were substantially paid down in June 2002 with the proceeds from the issuance of the Senior Term Notes.

Mosaic's **shareholders' equity** was $385.6 million as at June 30, 2002, a decrease of $33.4 million, from $419.0 million at December 31, 2001. This net decrease in shareholders equity resulted from:

(a) The charge for goodwill impairment of $75 million relating to the UK and Marketing and Technology divisions, which was accounted for as an adjustment to the retained earnings as at the beginning of 2002;

(b) Net loss of $11.8 million during the period and distributions on equity instruments (COPrS) net of income taxes, of $2.6 million; and,

(c) A net change of $14.6 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the Canadian dollar in relation to the US dollar; partially offset by;

(d) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits, through the equity offering in March 2002; and,

(e) The net issuance of shares of $3.6 million including $3.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $0.4 million.

Excluding the COPrS instrument, the Company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Mosaic Data Solutions

During January 2002, the Company acquired Custom Offers LLC, now renamed Mosaic Data Solutions. As part of the acquisition agreement, further contingent consideration ("earnout") could be payable in April 2003 and April 2004 based on the pre-tax earnings of this business for fiscal 2002 and 2003 (less consideration previously paid). The maximum consideration paid in aggregate cannot exceed US$49.9 million (or US$39.9 million net of consideration paid to date) to be settled primarily in shares, with any Mosaic common shares issued subject to a floor price of US$1.80 (approximately C$2.80). Based on fiscal 2002 earnings estimates for Mosaic Data Solutions, the Company may be required to make an earnout payment in April 2003 in the range of US$12 to US$15 million to be settled with the issue of approximately 7 to 8 million common shares (floor price of US$1.80) and the payment of approximately US$3 million in cash.

Outstanding Shares

At June 30, 2002, Mosaic had approximately 126 million common shares outstanding with the same amount on a diluted basis. For further details refer to note 7 to the consolidated financial statements for the period ended June 30, 2002.

Financial Risks and Uncertainties

In the normal course of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to foreign currency risk have been updated below.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$100 million held in debt instruments and US$57 million in equity instruments denominated in that currency at June 30, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At June 30, 2002, the Company has entered into £5.7 million of UK pound forward contracts and $20.6 million in US dollar forward contracts for the balance of fiscal 2002. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but require the Company to carry out tests, at least annually, that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(b) to the June 30, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after January 1, 2003. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically – EBITDA, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA – defined as earnings from continuing operations before depreciation and amortization, restructuring costs, debt extinguishment charges, interest, write down of investments, minority interest, income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. EBITDA is disclosed in the statement of income. It is also widely used for valuation purposes.

(b) Pro forma earnings per share for 2001 reflects the impact of the Paradigm earnout as if it had occurred on January 1, 2001 to assist investors in assessing the potential dilutive impact of this transaction. The determination of pro forma share earnings is based on the assumptions previously disclosed.

(c) Pro forma earnings per share for 2002 further reflects the exclusion of net-of-tax restructuring costs of $10.6 million and the net-of-tax debt extinguishment costs of $5.7 million and investment writedown, net of taxes, of $0.8 million and is provided to enable the reader to measure the impact of such charges on 2002 earnings and to provide another measure of comparability with prior year earnings.

Forward-Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Consolidated Statements of Operations

(In thousands of dollars, except per share amounts) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Revenues	$ 144,665	$ 213,038	$ 288,355	$ 384,880
Direct costs	101,466	154,690	199,501	275,761
Gross profit	43,199	58,348	88,854	109,119
Selling, general and administrative	31,330	35,148	63,096	68,323
Earnings before the under-noted (EBITDA) (note 1(d))	11,869	23,200	25,758	40,796
Depreciation and other amortization	7,183	3,203	13,285	6,620
Interest, net	4,020	4,959	7,462	10,008
Debt extinguishment charge (note 3)	7,089	–	7,089	–
Write down of investments	981	–	981	–
Restructuring costs (note 2)	–	–	13,788	–
Minority interest	(927)	(334)	355	(629)
Earnings (loss) from continuing operations before income taxes and goodwill charges	(6,477)	15,372	(17,202)	24,797
Income tax expense (recovery):				
Current	433	2,946	(898)	4,826
Future	(1,723)	711	(2,978)	1,181
	(1,290)	3,657	(3,876)	6,007
Earnings (loss) from continuing operations before goodwill charges	(5,187)	11,715	(13,326)	18,790
Goodwill charges, net of income taxes	–	2,543	–	5,096
Earnings (loss) from continuing operations	(5,187)	9,172	(13,326)	13,694
Loss on divestiture or discontinuance of operations, net of income taxes (2001-$5,000)	–	–	–	(8,324)
Net earnings (loss)	$ (5,187)	$ 9,172	$ (13,326)	$ 5,370
Earnings (loss) per share (note 8):				
Basic	$ (0.05)	$ 0.12	$ (0.13)	$ 0. 07
Diluted	$ (0.05)	$ 0.12	$ (0.13)	$ 0. 07
Earnings (loss) from continuing operations per share (note 8):				
Basic	$ (0.05)	$ 0.12	$ (0.13)	$ 0.18
Diluted	$ (0.05)	$ 0.12	$ (0.13)	$ 0.18
Weighted average number of shares outstanding (in thousands):				
Basic	125,827	76,018	119,085	75,526
Diluted	125,827	77,715	119,085	77,091

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of dollars, except per share amounts) (Unaudited)

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Cash provided by (used in):				
Operations:				
Earnings (loss) from continuing operations	$ (5,187)	$ 9,172	$ (13,326)	$ 13,694
Items not involving cash:				
Depreciation and other amortization	7,183	3,203	13,285	6,620
Non-cash interest and finance costs	662	434	953	856
Debt extinguishment charge	7,089	–	7,089	–
Future income taxes	(1,359)	711	(2,614)	1,181
Goodwill charges	–	2,543	–	5,096
Minority interest	(927)	(334)	355	(629)
Restructuring costs	(3,995)	–	7,911	–
Write down of investments	981	–	981	–
Cash flow from continuing operations	4,447	15,729	14,634	26,818
Net changes in non-cash operating working capital from continuing operations	(5,412)	(20,900)	(4,907)	(19,976)
	(965)	(5,171)	9,727	6,842
Financing:				
Issue of common shares, net of costs and share repurchases	2,492	277	51,761	587
Proceeds on issue of long-term debt	193,950	300	297,536	24,300
Repayment of long term debt	(170,437)	(71,648)	(279,579)	(107,647)
Decrease in bank indebtedness	(2,147)	(558)	(3,686)	(2,751)
Issue of equity instruments, net of costs	–	83,893	–	83,893
Distributions on equity instruments	(2,304)	–	(4,676)	–
Distributions to minority interest holders	–	–	(1,401)	–
	21,554	12,264	59,955	(1,618)
Investments:				
Acquisition of businesses, net of cash acquired	(6,157)	(2,938)	(52,237)	(4,895)
Additions to property and equipment	(4,671)	(2,532)	(8,773)	(6,691)
Additions to other long-term assets	(8,566)	(405)	(11,043)	(2,259)
	(19,394)	(5,875)	(72,053)	(13,845)
Impact of foreign exchange effect on cash	(238)	(105)	(91)	95
Net cash used in discontinued operations	(27)	(1,335)	(127)	(5,446)
Increase (decrease) in cash position	930	(222)	(2,589)	(13,972)
Cash, beginning of period	1,111	1,663	4,630	15,413
Cash, end of period	$ 2,041	$ 1,441	$ 2,041	$ 1,441
Cash flow from continuing operations per share:				
Basic	$ 0.04	$ 0.21	$ 0.12	$ 0.36
Diluted	$ 0.04	$ 0.20	$ 0.12	$ 0.35

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands of dollars)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash	$ 2,041	$ 4,630
Accounts receivable	75,229	92,538
Work in progress and unbilled revenue	35,417	21,825
Inventory and other current assets	17,772	17,936
Future income taxes	4,657	
	135,116	136,929
Property and equipment	59,678	63,110
Goodwill (notes 1(a) and 6)	521,287	589,711
Future income taxes	24,117	18,221
Other assets	16,104	12,793
	$ 756,302	$ 820,764
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,257	$ 5,943
Accounts payable and accrued liabilities	100,702	99,968
Deferred revenue	20,077	24,697
Accrued acquisition liabilities	32,059	72,845
Income taxes payable	639	2,705
Current portion of long-term debt	3,823	3,828
	159,557	209,986
Long-term debt (note 3)	185,381	169,347
Future income taxes	24,558	19,758
Minority interest	1,187	2,685
Shareholders' equity:		
Share capital	447,873	375,780
Foreign currency translation adjustment	(18,408)	(3,849)
Retained earnings (deficit)	(43,846)	47,057
	385,619	418,988
	$ 756,302	$ 820,764

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Retained earnings, beginning of period, as previously reported	$ 37,608	$ 27,458	$ 47,057	$ 32,357
Goodwill impairment loss (notes 1(a) and 6)	(75,000)	–	(75,000)	–
Retaining earnings (deficit), beginning of period after change in accounting policy	(37,392)	27,458	(27,943)	32,357
Net earnings (loss)	(5,187)	9,172	(13,326)	5,370
Repurchase of shares in excess of average issue price	–	(191)	(5)	(1,288)
Distributions on equity instruments, net of income taxes	(1,267)	(125)	(2,572)	(125)
Retained earnings (deficit), end of period	$ (43,846)	$ 36,314	$ (43,846)	$ 36,314

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual financial statements, except the following:

(a) Business combinations, goodwill and other intangible assets:

(i) Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. These new standards eliminate the ongoing amortization of goodwill but require the Company to carry out, at least annually, tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill.

In connection with the transitional goodwill impairment evaluation as required by the new accounting standards, during the second quarter, the Company carried out an assessment whether goodwill is impaired as of January 1, 2002. As required, the Company determined the fair value of its reporting units and compared those values to the carrying amounts of its reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company performed a second step to measure the amount of impairment in a manner similar to a purchase price allocation. Based on the analysis performed by the Company, the fair value of the Performance and Sales Solutions divisions exceeds their carrying value and thus, no amount of goodwill related to these divisions is impaired. However, the Company recorded a non-cash charge of $75 million for goodwill impairment in the Marketing and Technology and the United Kingdom divisions. Such charge is non-operational in nature and is reflected as an adjustment to retained earnings at December 31, 2001.

(ii) The change in the accounting policy for acquisition related goodwill has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change on prior year comparatives is as follows:

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies (continued)

(a) Business combinations, goodwill and other intangible assets (continued):

	Three months ended June 30 2002	2001	Six months ended June 30 2002	2001
Earnings (loss) from continuing operations	$ (5,187)	$ 9,172	$ (13,326)	$ 13,694
Add back: goodwill charges, net of income taxes	–	2,543	–	5,096
Earnings (loss) from continuing operations before goodwill charges	(5,187)	11,715	(13,326)	18,790
Discontinued operations	–	–	–	(8,324)
Adjusted net earnings (loss)	(5,187)	11,715	(13,326)	(10,466)
Earnings (loss) per share from continuing operations before goodwill charges:				
Basic	$ (0.05)	$ 0.15	$ (0.13)	$ 0.25
Diluted	$ (0.05)	$ 0.15	$ (0.13)	$ 0.24
Adjusted net earnings (loss) per share:				
Basic	$ (0.05)	$ 0.15	$ (0.13)	0. 14
Diluted	$ (0.05)	$ 0.15	$ (0.13)	$ 0. 13

(b) Stock-based compensation and other stock-based payments:

Effective January 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net earnings and earnings per share for the quarter. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies (continued)

(b) Stock-based compensation and other stock-based payments (continued):

Pro forma stock compensation disclosures:

		Three months ended June 30, 2002	Six months ended June 30 2002
Net loss		$ (5,187)	$ (13,326)
Estimated stock-based compensation costs		(413)	(1,153)
Pro forma net loss		(5,600)	(14,479)
Pro forma loss per share			
Basic and diluted		$ (0.04)	$ (0.14)
Assumptions:			
Expected lives (in years)	3-5		
Risk-free interest rate	4%		
Dividend yield	0%		
Volatility	62%		

(c) Deferred Customer Acquisition Costs

Deferred customer acquisition costs consist of direct-response advertising costs whose primary purpose is to elicit enrolment of customers under the Company's proprietary long distance or other programs. These costs result in an economic benefit over the period the customer continues with Mosaic's program. Accordingly, these costs are amortized on a straight-line basis over the average economic benefit period of the customers acquired under the program which is currently estimated to be 24 months.

(d) Supplementary earnings measure

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company's consolidated statement of operations presents EBITDA as a supplemental earnings measure. This earnings measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

EBITDA – defined as earnings from continuing operations before depreciation and amortization, debt extinguishment charge, write down of investments, restructuring costs, interest, minority interest, income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. It is also widely used for valuation purposes.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

2. Provision for restructuring costs

In the first quarter of 2002, the Company unveiled its "Go Forward Plan" to its shareholders, which included a restructuring plan aimed at reducing costs and improving efficiencies by realignment and integration of operations. Key restructuring actions included the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in workforce.

For the six months ended June 30, 2002, the Company recorded a pretax restructuring charge of $13.8 million. This restructuring charge includes provisions related to employee severances of $7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write-offs amounting to $3.0 million and other costs of $0.6 million. As part of the plan, the Company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of these ongoing commitments has been included in the amount of lease termination costs.

The reconciliation of the restructuring liability as of June 30, 2002 is as follows:

	Provision	Cash Expenditures	Non-cash	Balance June 30, 2002
Severance costs	$ 7,261	$ 5,381	$ –	$ 1,880
Lease terminations	2,857	137	–	2,720
Asset write-offs	3,039	–	3,039	–
Other	631	359	–	272
Total	$ 13,788	$ 5,877	$ 3,039	$ 4,872

The Company expects that substantially all remaining severance payments will occur within the next nine months while payments against certain lease commitments may extend up to a period of 15 months.

3. Long-term debt and debt extinguishment charge

On June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) of Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008; and US$20 million (C$ 30.8 million) of Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's senior credit facility. The agreement includes certain financial covenants including limitation on consolidated total debt and limitation on consolidated senior debt along with requirements to maintain specified levels of net worth and debt and interest coverage.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

3. Long-term debt and debt extinguishment charge (continued)

As a result of the repayment of the senior credit facility, Mosaic took a non-cash charge against earnings in the quarter ended June 30, 2002 of $7.1 million representing the write-down of deferred financing costs associated with the senior credit facility and the recognition of the fair value of interest rate swaps which were hedging floating interest rate exposure on a portion of the US dollar and Canadian dollar denominated debt. Upon repayment of the senior credit facility, these swaps can no longer be accounted for as hedges under generally accepted accounting principles and will be recorded at fair value until maturity or cancellation. The swaps mature in July 2003 and February 2004. Beginning with the quarter ended June 30 2002, these swaps have been marked to market and the resulting loss has been charged to income. The swaps will continue to be marked to market at each reporting period until their maturity or cancellation and the gain or loss will be included in income.

4. Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data.

The initial purchase price was US$6 million of which US$5.7 million was paid with the issue of 2,293,067 common shares and the balance in cash. In March 2002, Mosaic Data Solutions met the conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This was paid in April 2002, through the issuance of 1,554,459 shares valued at US$3.9 million and the balance in cash.

Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in the aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80 (approximately C$3.85). Further consideration, when determined, will be recorded as an increase to goodwill.

5. Paradigm acquisition consideration

As per the terms of the original merger agreement with Paradigm's equity holders, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

5. Paradigm acquisition consideration (continued)

April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. The amounts payable under the SMIP have been recorded in the second quarter of 2002 as an increase to goodwill.

6. Goodwill

The changes in the carrying amount of goodwill for the six months ended June 30, 2002 are as follows:

At December 31, 2001	$	589,711
Additions		29,110
Disposals		(1,591)
Impairment loss		(75,000)
Currency translation changes		(20,943)
Goodwill as at June 30, 2002	$	521,287

As discussed in note 1(a) above, as a result of the implementation of the new accounting standards effective January 1, 2002, the Company recorded a charge of $75 million to opening retained earnings for impairment of goodwill in its Marketing and Technology and the UK divisions.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

7. Share capital:

Issued and outstanding as at June 30, 2002:

	Number of shares		Amount
Common shares outstanding, December 31, 2001	75,194,371	$	191,578
Issued on acquisitions	36,246,400		111,835
Issued on exercise of options	1,180,834		3,113
Issued on share offering	13,800,000		50,204
Other, net of share repurchases under a Normal Course Issuer Bid	134,079		307
Common shares outstanding, June 30, 2002	126,555,684		357,037
Other equity instruments:			
Canadian Originated Preferred Securities			85,350
Paradigm acquisition obligation to be settled in shares			5,486
Total share capital, June 30, 2002		$	447,873

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs.

8. Earnings per share

Earnings per share calculations are based on net income from continuing operations after deducting distributions on equity instruments, net of income taxes, amounting to $1,267,000 and $2,572,000 for the three and six month period ended June 30, 2002, respectively (three and six month period ended June 30, 2001 – $125,000 and $125,000 respectively) as the numerator in the calculation and the weighted average number of common shares outstanding during the period as the denominator.

For purposes of determining diluted earnings per share, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered.

9. Segmented information

Mosaic's businesses exhibit similar economic characteristics driven by the nature of services provided, the method of delivery and similar long-term financial performance and are accordingly aggregated for reporting purposes into one segment.

The Company operates primarily in Canada, the United States and the United Kingdom. Revenues are attributed to customers based on where services are provided.

9. Segmented information (continued)

For the three months ended and as at June 30

	Revenue		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 34,191	$ 33,507	$ 43,316	$ 56,032
United States	81,172	130,205	409,403	286,369
UK (includes Ireland in 2001)	29,302	49,326	128,246	126,100
	$ 144,665	$ 213,038	$ 580,965	$ 468,501

For the six months ended June 30

	Revenue		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 64,045	$ 62,217	$ 43,316	$ 56,032
United States	160,523	230,277	409,403	286,369
UK (includes Ireland in 2001)	63,787	92,386	128,246	126,100
	$ 288,355	$ 384,880	$ 580,965	$ 468,501

FILE NO. 82-34686

CORPORATE DIRECTORY

Corporate Office

469A King Street West
Toronto, Ontario
M5V 3M4
Telephone: 1-888-mosaic-3
(1-888-667-2423)
Fax: 416-813-0970
www.mosaic.com

Shareholder Inquiries

Ben Kaak
Executive Vice President
and Chief Financial Officer
Telephone: 416-813-4272
kaakb@mosaicgroupinc.com

Donna Cox-Davies
Director of Communications
Telephone: 416-813-4279
cox-daviesd@mosaicgroupinc.com

Share Exchange

Toronto Stock Exchange

Trading Symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Bank One, NA, Canada Branch
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada

US Lenders

The Prudential Insurance Company of America
Jackson National Life Insurance Company of New York
Jackson National Life Insurance Company
Northern Life Insurance Company
Nationwide Life Insurance Company
Nationwide Indemnity Company

Legal Counsel

McCarthy Tétrault LLP, Toronto, Ontario, and London, England
Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts
Fraser Milner Casgrain LLP, Toronto, Ontario

Transfer Agent

CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of Directors

Independent Directors

John R. Barnett
President and CEO and Director, Rothmans Inc.

John E. Caldwell
Past President and CEO, Geac Computer Corporation Limited

Gregory F. Kiernan
President and CEO, Sonostar Ventures LLC

Catherine McQueen
Deputy Chair of CTV Inc.

Theodore D. Sands
Chairman, Mosaic Group Inc.
President, HAAS Capital LLC

Management Director

Marc Byron
Vice Chairman and Chief Executive Officer, Mosaic Group Inc.

Officers

Marc Byron
Vice Chairman and Chief Executive Officer

Catherine Barbaro
Vice President Legal and Corporate Secretary

David Graf
President, Mosaic Performance Solutions North America

John Hoholik
President, Mosaic Marketing and Technology Solutions North America

Domenic Ieraci
Senior Vice President Finance

Ben Kaak
Executive Vice President and Chief Financial Officer

Brian Meagher
President, Mosaic Sales Solutions North America

Alay Shah
Vice President Corporate Controller

Jerry Stone
President, Mosaic Solutions UK

FILE NO. 82-34686

c0776
r f BC-Mosaic-Group-Q2-rslts 08-07 1240
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Mosaic Group Reports Second Quarter 2002 Results

TORONTO, Aug. 7 /CNW/ - Mosaic Group Inc. (MGX:TSE), the leading independent marketing solutions company with capabilities in Canada, the US and the UK, reported its second quarter 2002 results.

<<

Financial Highlights (C$millions, except per share amounts)	Three Months Ended June 30, 2002 Actual	Three Months Ended June 30, 2002 Estimate (1)	Six Months Ended June 30, 2002 Actual
Revenue	$ 144.7	$ 140 - 148	$ 288.4
EBITDA (2)	12.8	15 - 16	25.4
EBITDA	11.9	Not provided	25.8
Diluted Pro-forma EPS (3)	0.00	0.02	0.01
Diluted EPS from continuing operations	(0.05)	(0.03)	(0.13)

(1) Management Estimate given on June 14, 2002.

(2) Earnings from continuing operations before depreciation and other amortization, interest, debt extinguishment charges, write down of investments, restructuring costs, income taxes and goodwill charges. EBITDA for the three months ending June 30, 2002 is net of a minority interest credit (recovery) of approximately $0.9 million.

(3) Pro forma EPS reflects the exclusion of net of tax restructuring costs of $10.6 million from the six months ended June 30, 2002 results, and the exclusion of $5.7 million in net-of-tax debt extinguishment charges, and $0.8 million in net of tax investment write down from the three and six months ended June 30, 2002 results.

"As I look at where we are as a company, there is a better story here than the numbers bear out, as the numbers do not reflect the progress we have made in transforming the Company," said Marc Byron, Vice Chair and CEO Mosaic Group Inc. "That being said, the numbers are still not what I would like them to be for three reasons. First, we have experienced a string of unforeseen events in our Performance Solutions business. We have been negatively impacted by a series of market factors that could not have been predicted in both the first and second quarters of fiscal 2002.

- In Q1 we terminated our business with NewPower, an Enron affiliate, when Enron's problems surfaced. It was the loss of a profitable business but we were fortunate enough to be paid all monies due. We have not yet replaced that business with another in that sector.

- In Q2 our WorldCom Wireless business, which was quickly brought on board early in the first quarter to replace AT&T Wireless, was

terminated as WorldCom's problems surfaced. Despite the success of this program and the solid earnings we were generating with WorldCom Wireless, we prudently decided to halt activities immediately to avoid building a large and risky receivable. Our shortfall for the quarter was not only from the lost customer acquisition work, but also from the loss of additional infrastructure and systems related agreements, which would have added materially to this year's earnings. A further hit to our quarter occurred when we were forced to write down $2.3 million in unpaid receivables from WorldCom.

"Secondly, as part of our Go Forward Plan announced in January 2002, we have refocused our new business efforts and resources. We are now concentrating on much larger, more strategic new business ventures, which typically require more time to sell in and implement. The uncertainty that exists is the timing around when these contracts will be finalized. And thirdly, the termination of non-profitable contracts, coupled with some small account losses, has resulted in a negative impact on our revenues.

"We are staying the course on our previously stated Go Forward Plan. Beneath these numbers is a renewed sense of momentum and confidence within the organization. The level of new business activity is at an all time high which will bear results in time. I have both patience and confidence in terms of where we are in our transformation of this company and the financial results this will generate over time."

Executing on Our Strategy

Mosaic continued to execute on its stated strategy by increasing its new business initiatives in the area of performance marketing and transaction management with the signing of a new wireless customer acquisition program and the expansion of the Sainsbury's customer acquisition program in the UK.

Cingular Wireless Deal

As announced in a press release issued in conjunction with this Q2 earnings release, Mosaic signed a deal to acquire wireless subscribers for Cingular Wireless across its large US footprint in 43 of the top 50 markets nationwide. This Cingular deal was signed with unprecedented speed to replace the WorldCom contract that was canceled in mid-May. Partnering with a company that has a great technical product with excellent offerings, as well as a strong balance sheet and one of the largest geographical footprints in the US is expected to result in Mosaic's most successful wireless acquisition program to date.

Sainsbury's Mobile Expanded to Energy

Sainsbury's Mobile is a joint venture between J. Sainsbury plc, a leading UK grocer, and Mosaic. The program was initially launched in 2000 to provide private label wireless services to Sainsbury customers. Wireless services for the program are contracted from BT Cellnet. The relaunch in the fourth quarter of 2001 with the addition of the Mosaic Performance Solutions customer acquisition platform, has resulted in strong growth in subscriber numbers. In the second quarter of 2002, Sainsbury and Mosaic partnered again to launch Sainsbury's Energy. The Energy services are contracted from Scottish Power. The program will be fully operational in the third quarter of 2002.

Mosaic continues to build out its proprietary services and joint ventures with an overall increase in subscribers for both its Sainsbury's Mobile wireless program in the UK and its Canadian long distance programs in Canada by 17% over first quarter levels.

Debt Restructuring

In keeping with its commitment to reduce and restructure its debt, Mosaic issued US$100 million (C$152 million) of Senior Term Notes in June 2002 with maturities ranging from 4 to 6 years, to a group of lenders including Prudential Insurance Company of America. The proceeds from the issue were used to reduce the bank debt, thus reducing its commitment level under its syndicated bank facility ("Bank Facility") from $253 million to $125 million effective from August 15, 2002, and extended the maturity of the Bank Facility to June 13, 2005. This comes on top of the issue of 13.8 million shares in March 2002 with net proceeds of $50.2 million. These two initiatives have enhanced the Company's financial flexibility through reduced level of debt, longer average debt maturities and diversified debt capital sources.

Acquisition of Secured Promotions

On May 9th, 2002, Mosaic announced it had entered into a definitive option agreement to acquire Dallas, Texas based Secured Promotions LLC. Mosaic intends to exercise that option in September 2002 for a maximum enterprise value of US$3,075,000 payable principally in Mosaic shares. The up front payment consists of US$250,000 in cash and US$250,000 in Mosaic common shares with any further payments based on future performance.

This acquisition has strategic importance to Mosaic as it enables the Company to develop annuity-based and diversified revenue streams that are dependent on Mosaic's own capabilities and by augmenting existing revenue streams from Brand Partner business. Secured Promotions designs and develops proprietary, subscription-based services. As part of Mosaic, Secured Promotions will act as an in-house R&D capability for developing proprietary subscription-based products and services in telecommunications, financial services, consumer services and insurance. This further builds on Mosaic's commitment to become a multi-faceted, transaction-driven company.

2002 Management Estimates

It has been the practice for the Company's management to provide revenues and earnings guidance in its quarterly MD&A. At this time, the Company will not be providing any such guidance for fiscal 2002 due to the uncertainties arising from the following:

(a) The impact of the restructuring plan and Go Forward Plan currently being implemented on the Company's financial results;

(b) The process of integration underway in Mosaic UK, and its ongoing transformation into a performance based business model with the resulting short-term reduction in revenue and earnings visibility arising there from;

(c) The uncertainties surrounding the timing and size of new business wins generated year to date and pending business wins; and

(d) The precise impact of the roll out of the Cingular Wireless customer acquisition program which could have a material impact on revenues and earnings in the second half of 2002.

The above factors result in significant uncertainties as to the amount and timing of revenues and earnings for the second half of 2002. As a result, management has decided to withdraw specific financial guidance for the balance of fiscal 2002.

However, taking into consideration some of the new business wins including the Cingular Wireless program and the anticipated savings in costs from the restructuring program under implementation, the Company expects that

revenues and EBITDA before special charges, if any, in the second half of 2002 will exceed the results for the first six months of the year.

Management's Discussion and Analysis

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three and six months ended June 30, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Go Forward Plan

The Go Forward Plan announced in January 2002 continues to be the guiding strategy for Mosaic with substantial progress being made in the second quarter towards the achievement of the underlying goals. The following summarizes the progress made since our last report:

(a) The new business development team with Mosaic's 20 top sales people is fully functional and achieving results in terms of generating new leads and pursuing strategically significant contracts. As discussed later in this report, during the second quarter, the Company signed new contracts with annualized revenue potential expected to exceed $180 million.

(b) The implementation of the restructuring plan has continued as per the plans announced in the first quarter. Mosaic now operates with a much leaner and a more focused organization. The current structure will allow the Company to realize the targeted improvements in its operating metrics. The section of this report entitled "Restructuring" describes the restructuring initiatives in further detail.

(c) In June 2002, the Company issued US$100 million (C$152 million) of Senior Term Notes with maturities ranging from 4 to 6 years, to a group of lenders including Prudential Insurance Company of America. The proceeds from the issue were used to reduce bank debt. Coincident with this financing, the Company reduced the commitment level under its syndicated revolving bank facility ("Bank Facility") from $253 million to $125 million effective August 15, 2002 and extended the maturity of the Bank Facility to June 13, 2005. This comes on top of the issuance of 13.8 million shares in March 2002 with net proceeds of $50.2 million. With these two steps the Company has enhanced its financial flexibility through reduced level of debt, longer average debt maturities and diversified debt capital sources.

Cingular Wireless

In August, 2002 Mosaic signed an authorized agency agreement and an equipment purchase agreement with Cingular Wireless, the second largest wireless services provider in the United States, with coverage in 43 out of the 50 top markets in the country. Under the terms of the agreement, the Company is permitted to solicit new customers for Cingular through direct marketing channels and will be paid a commission by Cingular for each sale made. The amount of the base gross commission per sale is expected to be in

the range of US$200 to US$260 depending on such factors as the number of subscribers acquired each month, minimum price plans and length of contract entered into by the consumer, etc. Additionally, the Company will be subject to a claw-back or 'churn' in respect of a portion of earned commissions in the event that the consumer does not remain on Cingular's network for a specified period of time. The Company is also responsible for providing the consumer with a wireless handset.

As a result of the foregoing, the Company expects that on or about September 1, 2002, Mosaic will begin acquiring customers using its direct marketing capabilities on behalf of Cingular in the United States. Mosaic expects that the program will complete its ramp up within three months of its commencement and is expected to provide a material contribution to Mosaic's revenues and earnings in the fourth quarter of fiscal 2002 and beyond.

Restructuring

In the second quarter Mosaic continued to implement its restructuring plan announced in January 2002. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in the workforce.

For the six months ended June 30, 2002, the Company recorded a pretax restructuring charge of $13.8 million. After income taxes, the impact of the restructuring charge on earnings for the six-month period ended June 30, 2002 is $10.6 million or $0.09 per share.

The reconciliation of the restructuring liability as at June 30, 2002 is as follows:

(in thousands of dollars, except for per share amounts)

	Provision	Cash Expenditures	Non-cash	Balance June 30, 2002
Severance costs	$ 7,261	$ 5,381	$ -	$ 1,880
Lease terminations	2,857	137	-	2,720
Asset write-offs	3,039	-	3,039	-
Other	631	359	-	272
Total	$ 13,788	$ 5,877	$ 3,039	$ 4,872

The Company expects that substantially all remaining severance payments will occur within the next nine months while payments against certain lease commitments may extend up to a period of fifteen to eighteen months.

Secured Promotions LLC

During May 2002, the Company entered into an option agreement to purchase Dallas, Texas based Secured Promotions LLC. Secured Promotions designs and develops proprietary, subscription-based products and services in telecommunications, financial services, consumer services and insurance.

This acquisition further positions Mosaic to become a leader in owning its own customers sets across a variety of proprietary service offerings, by leveraging its digital, data and direct marketing transaction capabilities for its own benefit. As part of Mosaic, Secured Promotions will act as an in-house Research and Development capability for developing proprietary subscription-based products and services in telecommunications, financial services,

consumer services and insurances. These offerings are intended to provide a new and diversified source of stable and recurring revenues and expand on the company's proprietary products offerings.

The initial consideration for the option was US$500,000 of which US$250,000 was paid in Mosaic common shares with the balance in cash. If the option to purchase the business is exercised, additional contingent consideration of up to US$2.6 million may be payable based on future performance and can be settled in cash or shares at Mosaic's option, with a minimum share price of US$2.49 (approximately C$3.85) per Mosaic common share.

Proprietary Subscription-Based Services and Joint Ventures

This section is an update on Mosaic's proprietary services and joint ventures.

Canadian Long Distance: Mosaic offers long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, continues to be one of Canada's fastest growing and most competitive reseller residential long distance telephone services and is marketed to all CIBC VISA customers.

Mosaic Performance Solutions continues to aggressively build out these programs by utilizing its customer acquisition platform. The subscribers under these programs increased significantly during the second quarter with the billed subscriber base at June 30, 2002 of 120,285, an increase of 16,285 or 16% from March 31, 2002. During the fourth quarter, Mosaic expects to have over 150,000 subscribers across all of the Canadian long distance programs, effectively making Mosaic one of the largest long distance resellers in Canada.

UK Mobile Services: Sainsbury'sMobile is a profit participation arrangement between J. Sainsbury, a major UK grocer, and Mosaic. The program provides private label wireless services branded "Sainsbury'sMobile" in the UK marketplace. Wireless services for the program are contracted from BT Cellnet, a UK cellular service provider. The billed subscriber base at June 30, 2002 was 60,604, representing an increase of 8,604 or 17% from March 31, 2002.

It is anticipated that the program will have 130,000 to 150,000 subscribers by the end of 2002 based on planned customer acquisition spends by the venture under a three year exclusive field marketing agreement with Mosaic. Mosaic is the program manager and integrator, generating several revenue streams for the Company including non-refundable management fees, a share of program earnings (but not program losses) as well as revenue from in-store customer acquisitions by Mosaic's field sales force. This program continues to be profitable.

The following table summarizes the subscriber base under the two programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at		Average Monthly Revenue Per Subscriber	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Long Distance Marketing - Canada (all programs)	120,285	104,000	$21.86	$22.17
Sainsbury'sMobile - UK	60,604	52,000	$57.80(1)	$53.26(1)

(1) Revenue not recorded in Mosaic's financial statements as Mosaic only

records its share of the Sainsbury'sMobile net program earnings.

UK Energy Services: Subsequent to the quarter end, Mosaic reached an agreement with J. Sainsbury to form a profit participation arrangement to acquire gas and electricity customers in the UK with Scottish Power being the service provider. As in the case of the Sainsbury'sMobile program, Mosaic will act as the program manager and integrator using its customer acquisition platform in the UK. Mosaic will generate revenues from this program through non-refundable management fees, a share of program earnings (but not program losses), marketing services as well as revenues from customer acquisitions using Mosaic's field sales force. The program will ramp up in the second half of 2002 and is expected to be profitable to Mosaic once fully operational.

Results of Operations and Financial Condition

Operating results for three and six months ended June 30, 2002, compared to three and six months ended June 30, 2001

Summary financial information

(in thousands of dollars, except percentages)

	Three months ended June 30		Better (Worse)	
	2002	2001	$	%
Revenue	144,665	213,038	(68,373)	(32%)
Gross Profit	43,199	58,348	(15,149)	(26%)
% of Revenue	29.9%	27.4%	2.5%	
SG&A(x)	31,330	35,148	3,818	11%
% of Revenue	21.7%	16.5%	(5.2%)	
EBITDA (see supplemental earnings measures)	11,869	23,200	(11,331)	(49%)
% of Revenue	8.2%	10.9%	(2.7%)	
Earnings from continuing operations before goodwill charges, net of tax debt extinguishment charge and net of tax investment write down	1,310	11,715	(10,405)	(89%)

	Six months ended June 30		Better (Worse)	
	2002	2001	$	%
Revenue	288,355	384,880	(96,525)	(25%)
Gross Profit	88,854	109,119	(20,265)	(19%)
% of Revenue	30.8%	28.4%	2.4%	
SG&A(x)	63,096	68,323	5,227	8%
% of Revenue	21.9%	17.8%	(4.1%)	
EBITDA	25,758	40,796	(15,038)	(37%)

% of Revenue	8.9%	10.6%	(1.7%)	
Earnings from continuing operations before goodwill charges, net of tax restructuring costs, debt extinguishment charge and net of tax investment write down	3,761	18,790	(15,029)	(80%)

(x) SG&A includes a charge of $2.3 million to provide for non-recovery of receivables from WorldCom Wireless

The following table summarizes the reported diluted and pro forma diluted earnings per share ("EPS") from continuing operations.

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	2002	2001
EPS	$ (0.05)	$ 0.12	$ (0.13)	$ 0.07
Pro Forma EPS (1)	$ 0.00	$ 0.07	$ 0.01	$ 0.10

(1) Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout ("earnout") as if it had occurred on January 1, 2001, the exclusion of restructuring costs, net of taxes, of $10.6 million from the six months ended June 30, 2002 results, debt extinguishment charge, net of taxes, of $5.7 million and investment write down, net of taxes, of $0.8 million from the three and six months ended June 30, 2002 results. This determination of per share earnings is based on the following assumptions in respect of the earn out:

(i) the transaction was effective on January 1, 2001;

(ii) 32,308,621 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$24.2 million settled in shares (11.77 million);

(iii) the consideration of US$28.3 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

The following table shows the reconciliation of pro forma net earnings and earnings per share for the second quarter and six months ended June 30, 2002:

(in thousands of dollars, except for per share amounts)

	Three months ended June 30, 2002	Six months ended June 30, 2002

Net loss as per consolidated statement of operations	$ (5,187)	$ (13,326)
Add: Restructuring costs, net of taxes of $3,198	-	10,590
Debt extinguishment charge, net of taxes of $1,382	5,707	5,707
Investment write down, net of taxes of $191	790	790
Pro forma net earnings	$ 1,310	$ 3,761
Pro forma earnings per share Basic and diluted	$ 0.00	$ 0.01

Revenues and Gross Profit

The following table summarizes revenues in the second quarter and the first six months of 2002 and 2001 by business division.

(in millions of dollars, except percentages)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	Change	2002	2001	Change
Mosaic Performance Solutions	$ 40.5	$ 96.9	(58%)	$ 84.2	$ 167.9	(50%)
Mosaic Sales Solutions	61.8	49.7	24%	115.3	92.1	25%
Mosaic Marketing & Technology	13.1	16.9	(22%)	25.1	32.3	(22%)
Mosaic UK	29.3	49.5	(41%)	63.8	92.6	(31%)
Mosaic Consolidated	$ 144.7	$ 213.0	(32%)	$288.4	$ 384.9	(25%)

Revenues for the three and the six months ended June 30, 2002 decreased by 32% and 25% respectively over the corresponding periods of 2001 with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, which exclude revenues from recently acquired Mosaic Data Solutions and the divestment from Ireland in the six months ended June 30, 2002, declined by 27% compared to the same period in 2001. During the six months ended June 30, 2002 pro forma revenues in local currency terms declined by 28% compared to the corresponding period of 2001. The strengthening of the US dollar and the British pound resulted in a favorable impact on revenues translated into Canadian dollars.

Reported revenues in the three and the six months ended June 30, 2002 were impacted by the following factors:

(a) The cancellation of the WorldCom Wireless contract in the second

quarter of 2002 which was expected to replace a part of the revenues lost by the termination of the AT&T Wireless direct marketing contract (see below). During the second quarter of 2002, total revenues from WorldCom Wireless aggregated only $7.1 million, significantly below planned levels.

(b) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $40.9 million in the first quarter of 2001 and $57.6 million in the second quarter of 2001 with no revenues recorded in 2002;

(c) The exit from a number of low margin contracts in the UK as part of the restructuring program partly offset by growth in the Sainsbury'sMobile program;

(d) The decline in revenues of the Marketing and Technology Solutions business due to the decision to exit from certain unprofitable accounts, and from client losses in the second half of 2001; offset partly by

(e) The growth of 24% in the first half of 2002 in the Sales Solutions business in the US and Canada resulting from business wins during the second half of 2001 but impacting 2002 and business wins in the first half of 2002 as well as the commencement of new business lines at Mosaic InfoForce's operations in the US.

The investment made in new business development as part of the Go Forward Plan has started to show results. The following table summarizes some of the major new business wins in 2002 since our last report. These contracts, along with other business wins in the quarter, are expected to result in annualized revenues exceeding $180 million.

Significant New Business Wins in 2002

Cingular Wireless	United States	Direct marketing customer acquisition program for wireless subscribers in the US across 43 of the 50 major markets
Epson	United States	In store demonstrations for printers and training and merchandizing in office superstores
General Mills	United States	New product launch, in-store sampling and coupon program
Autobytel Inc.	United States	Collaboration on creating a number of performance marketing products for US automotive dealers
M&M Mars	United States	In-store sampling and product testing at Wal-Mart stores across the country
Sainsbury's Energy	United Kingdom	Customer acquisition of energy customers through the formation of a joint venture with J. Sainsbury

Gross profit as a percentage of revenue increased to 29.9% in the second quarter of 2002 from 27.4% in the corresponding period of 2001 and to 30.8% first half of 2002 from 28.4% in the same period in 2001. Gross profit declined from $58.3 million in the second quarter of 2001 to $43.2 million in

2002 and reduced from $109.1 million in the first six months of 2001 to $88.9 million for the same period in 2002. The decline in gross profit is directly attributable to the lower revenues in 2002. Consolidated gross profit as a percentage of revenue was favorably impacted by the following factors:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of several low margin contracts in the UK and the Marketing and Technology divisions as part of the restructuring program, and the resultant reduction in fixed direct costs associated with such contracts;

(c) The improved profitability of the Sainsbury'sMobile program which incurred a loss during the first half of 2001 but was profitable in 2002;

(d) The impact of cost reduction initiatives completed in the second half of 2001 and the first quarter of 2002 through employee terminations and reduction of excess capacity; and

(e) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher than the average margins for rest of the business.

Selling, General, and Administrative ("SG&A") Expenses

SG&A expenses in the second quarter of 2002 decreased by $3.8 million compared to the same period in 2001. Excluding the charge of $2.3 million providing for the receivables from WorldCom which filed for Chapter 11 bankruptcy protection in the United States, SG&A in the second quarter of 2002 was lower by $6.1 million compared to last year. This represents a 17% reduction which when combined with the first quarter results, translates into a year-to-date decrease of $7.5 million or 11% for 2002.

SG&A excluding the impact of the WorldCom Wireless receivable provision, as a percentage of revenues increased to 20.1% in the second quarter of 2002 compared to 16.5% during the same period in 2001, and on a year-to-date basis has increased to 21.1% compared to 17.8% in the prior year. The increase in the SG&A percentage reflects the lower utilization of the fixed overhead infrastructure due to lower revenues during the first half of 2002. The restructuring program implemented in the current year was instrumental in eliminating a significant portion of excess capacity as reflected in the SG&A reduction, though this was partly offset by an increase in spending on business development, and the inclusion of overheads from the newly acquired Mosaic Data Solutions business aggregating $4.6 million in the first half of 2002.

Earnings from Continuing Operations Before Depreciation and Amortization, Debt Extinguishment Charge, Interest, Restructuring Costs, Minority Interest and Income Taxes (EBITDA)

EBITDA was $11.9 million and $25.8 million in the second quarter and first half of 2002 compared to $23.2 million and $40.8 million during the corresponding periods of 2001. EBITDA as a percentage of revenues declined to 8.2% in the second quarter of 2002 compared to 10.9% during the corresponding period in 2001 and was 8.9% in the first six months of 2002 compared to 10.6% in 2001. The decline in EBITDA was attributable to lower gross profit and lower utilization of fixed overheads as well as to other factors detailed below:

(a) Discontinuance of the AT&T Wireless direct marketing program which had an EBITDA of approximately $7.1 million in the second quarter of 2001 and $11.5 million over the first half of 2001 and with no corresponding amounts in 2002;

(b) The termination of the WorldCom Wireless contract and the associated charge in the second quarter of 2002 of $2.3 million to provide for non recovery of receivables in the light of the bankruptcy protection filing by WorldCom. Without this write-down EBITDA would have been $14.2 million for the second quarter

(c) The investment of approximately $1.6 million during the current year towards new business development; offset partly by

(d) The reduction in overheads due to the restructuring actions implemented in the first half of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the second quarter of 2002 were $7.2 million or 5.0% of revenues compared to $3.2 million or 1.5% of revenues in the corresponding period of 2001. The year-to-date expense increased to $13.3 million or 4.6% of revenues compared to $6.6 million or 1.7% of revenues for the first six months of 2001. The increase is mainly due to:

(a) Significant investments made by Mosaic's InfoForce business in data collection equipment during the second half of 2001;

(b) Investment in technology in the current year and during the latter half of 2001 in the Performance Solutions and the Sales Solutions businesses in North America; and

(c) The inclusion of Mosaic Data Solutions which has a capital-intensive technology infrastructure.

Interest Costs and Debt Extinguishment Charge

Interest costs were $4.0 million and $7.5 million in the second quarter and first half of 2002 respectively, a reduction of $1.0 million and $2.5 million compared to the corresponding periods of 2001. Interest costs were lower as the result of:

(a) The private placements of US$57 million of equity instruments in June 2001 and the issue of shares with net proceeds of $50.2 million in March 2002, the proceeds of which were applied towards reduction of bank debt; and a

(b) Lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; offset partly by

(c) The effect of the change in fair market value at June 30, 2002 of approximately $0.4 million relating to interest rate swaps which ceased to be hedges upon the partial repayment of the bank debt as discussed later in this report and in note 3 to the consolidated financial statements; and offset in part by

(d) The increase in the credit spread of 75 basis points on the Company's senior credit facility effective in December 2001;

Mosaic's senior credit facility carries interest at banker's acceptance

rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's funded debt to EBITDA ratio, the credit spread on the debt facility at June 30, 2002 was 2.40%.

On June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008 and US$20 million (C$ 30.8 million) Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility.

As a result of the repayment of the Bank Facility, Mosaic took a non-cash charge against earnings in the second quarter of 2002 of $7.1 million ($5.7 million net of income taxes) representing the write-down of deferred financing costs of $4.3 million associated with the Bank Facility and a loss of $2.8 million on recognition of the fair value of interest rate swaps which were hedging floating interest rate exposure on a portion of the US dollar and Canadian dollar denominated debt. Upon repayment of the Bank Facility, these swaps can no longer be accounted for as hedges under generally accepted accounting principles and will be recorded at fair value until maturity or cancellation. The swaps mature in July 2003 and Feb 2004. Beginning with the quarter ended June 30 2002, these swaps will be marked to market at each reporting period and the resulting gain or loss will be charged to income.

Write down of investments

During the second quarter of 2002 the Company took a charge of $1 million to write down certain non-strategic investments. These investments were indirectly acquired through the acquisition of Paradigm Direct in the fourth quarter of 2000. Management has determined that the carrying value of these investments was in excess of its fair value and accordingly the write down of these investments to a nominal amount was recorded during the second quarter.

Income Taxes

Income taxes for the three and six months ended June 30, 2002 were a net recovery of $1.3 million and $3.9 million, respectively compared to an expense of $3.7 million and $6.0 million in the corresponding periods of 2001. The income taxes provision for 2002 include a recovery of $3.1 million related to the restructuring costs booked during the first quarter and $1.4 million associated with the debt extinguishment charge booked in the second quarter. Income taxes on income from continuing operations have been provided at an estimated effective tax rate of approximately 20% for fiscal 2002.

Earnings (Loss) from Continuing Operations, Diluted Earnings (Loss) Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the second quarter of 2002 was $5.2 million compared to earnings of $9.2 million in the corresponding period last year. Excluding the impact of the debt extinguishment charge, net of income tax recoveries, of $5.7 million, and investment write down, net of taxes of $0.8 million, earnings from continuing operations in the quarter were $1.3 million. Loss from continuing operations for the six months ended June 30, 2002 was $13.3 million compared to earnings of $13.7 million in the corresponding period last year. Excluding the debt extinguishment charge and the investment write down referred to above and restructuring costs, net of income tax recoveries, of $10.6 million, earnings from continuing operations in the first half of 2002 were $3.8 million.

Diluted loss from continuing operations per share was $0.05 and $0.13 in the second quarter and first half of 2002 respectively, compared to diluted earnings per share from continuing operations of $0.12 and $0.07 in the corresponding periods of 2001.

Pro forma earnings from continuing operations per share in the second

quarter and first half of 2002 were nil and $0.01 respectively. This compares to pro forma earnings per share of $0.07 and $0.10 in the same periods of 2001. These figures reflect the (i) exclusion of the net of tax debt extinguishment charge, net of tax investment write down and the net of tax restructuring costs in 2002; and (ii) the impact on earnings per share for the first and second quarters of 2001 as if the Mosaic Performance Solutions earn out had occurred on January 1, 2001.

The Company took a $8.3 million after tax charge for Discontinued Operations in the first quarter of 2001 related to the shut down of its Continental European operations. No charge for discontinued operations was recorded in 2002.

2002 Management Estimates

It has been the practice for the Company's management to provide revenues and earnings guidance in its quarterly MD&A. At this time, the Company will not be providing any such guidance for fiscal 2002 due to the uncertainties arising from the following:

(a) The impact of the restructuring plan and Go Forward Plan currently being implemented on the Company's financial results;

(b) The process of integration underway in Mosaic UK, and its ongoing transformation into a performance based business model with the resulting short-term reduction in revenue and earnings visibility arising there from;

(c) The uncertainties surrounding the timing and size of new business wins generated year to date and pending business wins; and

(d) The precise impact of the roll out of the Cingular Wireless customer acquisition program which could have a material impact on revenues and earnings in the second half of 2002.

The above factors result in significant uncertainties as to the amount and timing of revenues and earnings for the second half of 2002. As a result, management has decided to withdraw specific financial guidance for the balance of fiscal 2002.

However, taking into consideration some of the new business wins including the Cingular Wireless program and the anticipated savings in costs from the restructuring program under implementation, the Company expects that revenues and EBITDA before special charges, if any, in the second half of 2002 will exceed the results for the first six months of the year.

Liquidity and Capital Resources

Summarized Consolidated Cash Flows

(in millions of dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Net cash provided by/ (used in): Continuing operations	$ 4.4	$ 15.7	$ 14.6	$ 26.8
Net change in non-cash operating working capital from continuing operations	(5.4)	(20.9)	(4.9)	(20.0)

Cash from operating activities	(1.0)	(5.2)	9.7	6.8
Financing activities	21.5	12.3	60.0	(1.6)
Investing activities (continuing operations)	(19.4)	(5.9)	(72.1)	(13.8)
Discontinued operations	-	(1.3)	(0.1)	(5.5)
Effect of exchange rate changes on cash	(0.2)	(0.1)	(0.1)	0.1
Net change in cash position	$ 0.9	$ (0.2)	$ (2.6)	$ (14.0)

During the quarter ended June 30, 2002, the Company's operating activities including working capital changes used $1.0 million in cash flow compared to a use of $5.2 million of cash in the second quarter of 2001. Although, the Company incurred a net loss of $5.2 million during the three months ended June 30, 2002, cash flow from continuing operations after add-back of non-cash charges and before working capital changes was $4.4 million compared to $15.7 million in 2001. The year-over-year reduction in cash flow from operations was mainly due to lower earnings coupled with cash expenditures of $4.0 million relating to restructuring initiatives announced in early 2002. The increase in working capital of $5.4 million during the second quarter of 2002 was lower than the $20.9 million increase in the same period of 2001 largely due to the change in the business mix with the discontinuance of the AT&T Wireless and the WorldCom contracts, the receivables from which have been provided for. The working capital increase of $4.9 million in the first half of 2002 was lower than the $20.0 million increase during the same period in 2001.

Financing activities generated $21.5 million of cash flow in the second quarter of 2002 compared with $12.3 million in the second quarter of 2001. As discussed before, on June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) of Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008; and US$20 million (C$30.8 million) of Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility.

Coincident with this financing, the Company agreed to reduce the commitment level under its Bank Facility from C$253 million to C$125 million by August 15, 2002, and extended the maturity of the senior credit facility to June 13, 2005.

During the six months ended June 30, 2002, financing activities generated $60.0 million in cash compared to the use of $1.6 million in the corresponding period of 2001. This generation of cash was primarily due to the Senior Term Notes issued in the second quarter of 2002 and the equity offering completed in March 2002. Proceeds from the common shares offering and the issue of Senior Term Notes were used to reduce the balance owing under the Company's Bank Facility.

Investing activities used $19.4 million and $72.1 million of cash during the second quarter and first six months of 2002 compared with $5.9 million and $13.8 million in the corresponding periods of 2001. During the six months ended June 30, 2002, the Company used $52.2 million towards acquisition related contingent consideration payments and acquisition related costs. For the six-month period, Mosaic also made investments in property and equipment of $8.8 million related mainly to the build up of the information technology infrastructure, and invested in other long term assets including the purchase

of leads and payments for exclusivity on certain long term contracts.

Investments

The Company ended the second quarter of 2002 with total assets of $756.3 million, a decrease of 8% from the year ended December 31, 2001. The largest component of this decrease was goodwill, with a value of $521.3 million, a decrease of $68.4 million over last year. This decrease is primarily due to the impairment loss of $75 million taken on goodwill related to the UK and Marketing and Technology divisions as a result of the adoption by the Company, with effect from January 1, 2002, of the new accounting standards applied to acquisition related goodwill and intangible assets. For details refer to note 1(a) to the consolidated financial statements for the period ended June 30, 2002. The other changes in goodwill arise from the following:

(a) Acquisition of Mosaic Data Solutions and Secured Promotions LLC, which added $19.1 million to goodwill;

(b) The increase in goodwill of $10.0 million arising from the finalization in April 2002 of further contingent consideration relating to the acquisition of Paradigm Direct as detailed in note 5 to the consolidated financial statements for the period ended June 30, 2002;

(c) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and

(d) The impact of the significant weakening of the US dollar in relation to the Canadian dollar at June 30, 2002 compared to December 31, 2001 resulting in a decrease in the recorded amount of goodwill by $20.9 million.

Capital Resources

Mosaic's long-term debt, including the current portion, at June 30, 2002 was $189.2 million, which included $152 million from Senior Term Notes issued on June 13, 2002 and the balance drawn mainly on the Company's Bank Facility and $7.2 million from a mortgage on its property in the UK.

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the Bank Facility. With the completion of the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the revolving term facility from $300 million to $253 million. In conjunction with the issuance of the Senior Term Notes in June 2002, the Company further amended its credit agreement to reduce the committed amount under its Bank Facility from $253 million to $125 million by August 15, 2002. The term of the Bank Facility was extended to June 2005, and can be extended for a further year on each anniversary of the facility. These facilities were substantially paid down in June 2002 with the proceeds from the issuance of the Senior Term Notes.

Mosaic's shareholders' equity was $385.6 million as at June 30, 2002, a decrease of $33.4 million, from $419.0 million at December 31, 2001. This net decrease in shareholders equity resulted from:

(a) The charge for goodwill impairment of $75 million relating to the UK and Marketing and Technology divisions, which was accounted for as an adjustment to the retained earnings as at the beginning of 2002;

(b) Net loss of $11.8 million during the period and distributions on equity instruments (COPrS) net of income taxes, of $2.6 million; and

(c) A net change of $14.6 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the Canadian dollar in relation to the US dollar; partially offset by;

(d) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits, through the equity offering in March 2002; and

(e) The net issuance of shares of $3.6 million including $3.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $0.4 million.

Excluding the COPrS instrument, the Company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Mosaic Data Solutions

During January 2002, the Company acquired Custom Offers LLC, now renamed Mosaic Data Solutions. As part of the acquisition agreement, further contingent consideration ("earnout") could be payable in April 2003 and April 2004 based on the pre-tax earnings of this business for fiscal 2002 and 2003 (less consideration previously paid). The maximum consideration paid in aggregate cannot exceed US$49.9 million (or US$39.9 million net of consideration paid to date) to be settled primarily in shares, with any Mosaic common shares issued subject to a floor price of US$1.80 (approximately C$2.80). Based on fiscal 2002 earnings estimates for Mosaic Data Solutions, the Company may be required to make an earnout payment in April 2003 in the range of US$12 to US$15 million to be settled with the issue of approximately 7 to 8 million common shares (floor price of US$1.80) and the payment of approximately US$3 million in cash.

Outstanding Shares

At June 30, 2002, Mosaic had approximately 126 million common shares outstanding with the same amount on a diluted basis. For further details refer to note 7 to the consolidated financial statements for the period ended June 30, 2002.

Financial Risks and Uncertainties

In the normal of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to foreign currency risk have been updated below.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$100 million held in debt instruments and US$57 million in equity instruments denominated in that currency at June 30, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At June 30, 2002, the Company has entered into pnds stlg 5.7 million of UK pound forward contracts and $20.6 million in US dollar forward contracts for the balance of fiscal 2002. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but require the Company to carry out tests, at least annually, that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(b) to the June 30, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after January 1, 2003. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically - EBITDA, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA - defined as earnings from continuing operations before depreciation and amortization, restructuring costs, debt extinguishment charges, interest, write down of investments, minority interest, income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. EBITDA is disclosed in the statement of income. It is also widely used for valuation purposes.

(b) Pro forma earnings per share for 2001 reflects the impact of the Paradigm earnout as if it had occurred on January 1, 2001 to assist investors in assessing the potential dilutive impact of this

transaction. The determination of pro forma share earnings is based on the assumptions previously disclosed.

(c) Pro forma earnings per share for 2002 further reflects the exclusion of net-of-tax restructuring costs of $10.6 million and the net-of-tax debt extinguishment costs of $5.7 million and investment right down, net of taxes, of $0.8 million is provided to enable the reader to measure the impact of such charges on 2002 earnings and to provide another measure of comparability with prior year earnings.

MOSAIC GROUP INC.
Consolidated Statements of Operations

(Unaudited) (In thousands of dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Revenues	$ 144,665	$ 213,038	$ 288,355	$ 384,880
Direct costs	101,466	154,690	199,501	275,761
Gross profit	43,199	58,348	88,854	109,119
Selling, general and administrative	31,330	35,148	63,096	68,323
Earnings before the under-noted (EBITDA) (note 1(d))	11,869	23,200	25,758	40,796
Depreciation and other amortization	7,183	3,203	13,285	6,620
Interest, net	4,020	4,959	7,462	10,008
Debt extinguishment charge (note 3)	7,089	-	7,089	-
Write down of investments	981	-	981	-
Restructuring costs (note 2)	-	-	13,788	-
Minority interest	(927)	(334)	355	(629)
Earnings (loss) from continuing operations before income taxes and goodwill charges	(6,477)	15,372	(17,202)	24,797
Income tax expense (recovery):				
Current	433	2,946	(898)	4,826
Future	(1,723)	711	(2,978)	1,181
	(1,290)	3,657	(3,876)	6,007
Earnings (loss) from continuing operations before goodwill charges	(5,187)	11,715	(13,326)	18,790
Goodwill charges, net of income taxes	-	2,543	-	5,096
Earnings (loss) from continuing operations	(5,187)	9,172	(13,326)	13,694
Loss on divestiture or				

discontinuance of operations, net of income taxes (2001-$5,000)	-	-	-	(8,324)
Net earnings (loss)	$ (5,187)	$ 9,172	$ (13,326)	$ 5,370
Earnings (loss) per share (note 8):				
Basic	$ (0.05)	$ 0.12	$ (0.13)	$ 0.07
Diluted	$ (0.05)	$ 0.12	$ (0.13)	$ 0.07
Earnings (loss) from continuing operations per share (note 8):				
Basic	$ (0.05)	$ 0.12	$ (0.13)	$ 0.18
Diluted	$ (0.05)	$ 0.12	$ (0.13)	$ 0.18
Weighted average number of shares outstanding (in thousands):				
Basic	125,827	76,018	119,085	75,526
Diluted	125,827	77,715	119,085	77,091

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.
Consolidated Statements of Cash Flows

(Unaudited) (In thousands of dollars, except per share amounts)	Three months ended June 30 2002	2001	Six months ended June 30 2002	2001
Cash provided by (used in):				
Operations:				
Earnings (loss) from continuing operations	$ (5,187)	$ 9,172	$ (13,326)	$ 13,694
Items not involving cash:				
Depreciation and other amortization	7,183	3,203	13,285	6,620
Non-cash interest and finance costs	662	434	953	856
Debt extinguishment charge	7,089	-	7,089	-
Future income taxes	(1,359)	711	(2,614)	1,181
Goodwill charges	-	2,543	-	5,096
Minority interest	(927)	(334)	355	(629)
Restructuring costs	(3,995)	-	7,911	-
Write down of investments	981	-	981	-
Cash flow from continuing operations	4,447	15,729	14,634	26,818

Net changes in non-cash operating working capital from continuing operations	(5,412)	(20,900)	(4,907)	(19,976)
	(965)	(5,171)	9,727	6,842
Financing:				
Issue of common shares, net of costs and share repurchases	2,492	277	51,761	587
Proceeds on issue of long-term debt	193,950	300	297,536	24,300
Repayment of long term debt	(170,437)	(71,648)	(279,579)	(107,647)
Decrease in bank indebtedness	(2,147)	(558)	(3,686)	(2,751)
Issue of equity instruments, net of costs	-	83,893	-	83,893
Distributions on equity instruments	(2,304)	-	(4,676)	-
Distributions to minority interest holders	-	-	(1,401)	-
	21,554	12,264	59,955	(1,618)
Investments:				
Acquisition of businesses, net of cash acquired	(6,157)	(2,938)	(52,237)	(4,895)
Additions to property and equipment	(4,671)	(2,532)	(8,773)	(6,691)
Additions to other long-term assets	(8,566)	(405)	(11,043)	(2,259)
	(19,394)	(5,875)	(72,053)	(13,845)
Impact of foreign exchange effect on cash	(238)	(105)	(91)	95
Net cash used in discontinued operations	(27)	(1,335)	(127)	(5,446)
Increase (decrease) in cash position	930	(222)	(2,589)	(13,972)
Cash, beginning of period	1,111	1,663	4,630	15,413
Cash, end of period	$ 2,041	$ 1,441	$ 2,041	$ 1,441
Cash flow from continuing operations per share:				
Basic	$ 0.04	$ 0.21	$ 0.12	$ 0.36
Diluted	$ 0.04	$ 0.20	$ 0.12	$ 0.35

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital. See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.
Consolidated Balance Sheets

(In thousands of dollars)	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash	$ 2,041	$ 4,630
Accounts receivable	75,229	92,538
Work in progress and unbilled revenue	35,417	21,825
Inventory and other current assets	17,772	17,936
Future income taxes	4,657	
	135,116	136,929
Property and equipment	59,678	63,110
Goodwill (notes 1(a) and 6)	521,287	589,711
Future income taxes	24,117	18,221
Other assets	16,104	12,793
	$ 756,302	$ 820,764
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,257	$ 5,943
Accounts payable and accrued liabilities	100,702	99,968
Deferred revenue	20,077	24,697
Accrued acquisition liabilities	32,059	72,845
Income taxes payable	639	2,705
Current portion of long-term debt	3,823	3,828
	159,557	209,986
Long-term debt (note 3)	185,381	169,347
Future income taxes	24,558	19,758
Minority interest	1,187	2,685
Shareholders' equity:		
Share capital	447,873	375,780
Foreign currency translation adjustment	(18,408)	(3,849)
Retained earnings (deficit)	(43,846)	47,057
	385,619	418,988
	$ 756,302	$ 820,764

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.
Consolidated Statements of Retained Earnings (Deficit)

	Three months ended June 30	Six months ended June 30

(Unaudited) (In thousands of dollars)	2002	2001	2002	2001
Retained earnings, beginning of period, as previously reported	$ 37,608	$ 27,458	$ 47,057	$ 32,357
Goodwill impairment loss (notes 1(a) and 6)	(75,000)	-	(75,000)	-
Retaining earnings (deficit), beginning of period after change in accounting policy	(37,392)	27,458	(27,943)	32,357
Net earnings (loss)	(5,187)	9,172	(13,326)	5,370
Repurchase of shares in excess of average issue price	-	(191)	(5)	(1,288)
Distributions on equity instruments, net of income taxes	(1,267)	(125)	(2,572)	(125)
Retained earnings (deficit), end of period	$ (43,846)	$ 36,314	$ (43,846)	$ 36,314

See accompanying notes to consolidated financial statements

MOSAIC GROUP INC.
Notes to Consolidated Financial Statements

1. Significant accounting policies

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual financial statements, except the following:

(a) Business combinations, goodwill and other intangible assets:

(i) Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. These new standards eliminate the ongoing amortization of goodwill but require the Company to carry out, at least annually, tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill.

In connection with the transitional goodwill impairment evaluation as required by the new accounting standards, during the second quarter, the Company carried out an assessment whether goodwill is impaired as of January 1, 2002. As required, the Company determined the fair value of its reporting units and compared those values to the carrying amounts of its reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company performed a second step to measure the amount of impairment in a manner similar to a purchase price allocation. Based on the analysis performed by the Company, the fair value of the Performance and Sales Solutions divisions exceeds their carrying value and thus, no amount of goodwill related to these divisions is impaired. However, the Company recorded a non-cash charge of $75 million for goodwill impairment in the Marketing and Technology and the United Kingdom divisions. Such charge is non- operational in nature and is reflected as an adjustment to retained earnings at December 31, 2001.

(ii) The change in the accounting policy for acquisition related goodwill has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change on prior year comparatives is as follows:

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Earnings (loss) from continuing operations	$ (5,187)	$ 9,172	$ (13,326)	$ 13,694
Add back: goodwill charges, net of income taxes	-	2,543	-	5,096
Earnings (loss) from continuing operations before goodwill charges	(5,187)	11,715	(13,326)	18,790
Discontinued operations	-	-	-	(8,324)
Adjusted net earnings (loss)	(5,187)	11,715	(13,326)	(10,466)
Earnings (loss) per share from continuing operations before goodwill charges:				
Basic	$ (0.05)	$ 0.15	$ (0.13)	$ 0.25
Diluted	$ (0.05)	$ 0.15	$ (0.13)	$ 0.24
Adjusted net earnings (loss) per share:				
Basic	$ (0.05)	$ 0.15	$ (0.13)	$ 0.14
Diluted	$ (0.05)	$ 0.15	$ (0.13)	$ 0.13

(b) Stock-based compensation and other stock-based payments:

Effective January 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock- based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue

its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net earnings and earnings per share for the quarter. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period.

Pro forma stock compensation disclosures:

	Three months ended June 30, 2002	Six months ended June 30, 2002
Net loss	$ (5,187)	$ (13,326)
Estimated stock-based compensation costs	(413)	(1,153)
Pro forma net loss	(5,600)	(14,479)
Pro forma loss per share		
Basic and diluted	$ (0.04)	$ (0.14)
Assumptions:		
Expected lives (in years)	3-5	
Risk-free interest rate	4%	
Dividend yield	0%	
Volatility	62%	

(c) Deferred Customer Acquisition Costs

Deferred customer acquisition costs consist of direct-response advertising costs whose primary purpose is to elicit enrolment of customers under the Company's proprietary long distance or other programs. These costs result in an economic benefit over the period the customer continues with Mosaic's program. Accordingly, these costs are amortized on a straight-line basis over the average economic benefit period of the customers acquired under the program which is currently estimated to be 24 months.

(d) Supplementary earnings measure

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company's consolidated statement of operations presents EBITDA as a supplemental earnings measure. This earnings measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

EBITDA - defined as earnings from continuing operations before depreciation and amortization, debt extinguishment charge, write down of investments, restructuring costs, interest, minority interest, income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations.

It is also widely used for valuation purposes.

2. Provision for restructuring costs

In the first quarter of 2002, the Company unveiled its "Go Forward Plan" to its shareholders, which included a restructuring plan aimed at reducing costs and improving efficiencies by realignment and integration of operations. Key restructuring actions included the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in workforce.

For the six months ended June 30, 2002, the Company recorded a pretax restructuring charge of $13.8 million. This restructuring charge includes provisions related to employee severances of $7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write- offs amounting to $3.0 million and other costs of $0.6 million. As part of the plan, the Company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of these ongoing commitments has been included in the amount of lease termination costs.

The reconciliation of the restructuring liability as of June 30, 2002 is as follows:

	Provision	Cash Expenditures	Non-cash	Balance June 30,2002
Severance costs	$ 7,261	$ 5,381	$ -	$ 1,880
Lease terminations	2,857	137	-	2,720
Asset write-offs	3,039	-	3,039	-
Other	631	359	-	272
Total	$ 13,788	$ 5,877	$ 3,039	$ 4,872

The Company expects that substantially all remaining severance payments will occur within the next nine months while payments against certain lease commitments may extend up to a period of 15 months.

3. Long-term debt and debt extinguishment charge

On June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) of Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008; and US$20 million (C$ 30.8 million) of Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's senior credit facility. The agreement includes certain financial covenants including limitation on consolidated total debt and limitation on consolidated senior debt along with requirements to maintain specified levels of net worth and debt and interest coverage.

As a result of the repayment of the senior credit facility, Mosaic took a non-cash charge against earnings in the quarter ended June 30, 2002 of $7.1 million representing the write-down of deferred financing costs associated

with the senior credit facility and the recognition of the fair value of interest rate swaps which were hedging floating interest rate exposure on a portion of the US dollar and Canadian dollar denominated debt. Upon repayment of the senior credit facility, these swaps can no longer be accounted for as hedges under generally accepted accounting principles and will be recorded at fair value until maturity or cancellation. The swaps mature in July 2003 and February 2004. Beginning with the quarter ended June 30 2002, these swaps have been marked to market and the resulting loss has been charged to income. The swaps will continue to be marked to market at each reporting period until their maturity or cancellation and the gain or loss will be included in income.

4. Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data.

The initial purchase price was US$6 million of which US$5.7 million was paid with the issue of 2,293,067 common shares and the balance in cash. In March 2002, Mosaic Data Solutions met the conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This was paid in April 2002, through the issuance of 1,554,459 shares valued at US$3.9 million and the balance in cash.

Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in the aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80 (approximately C$3.85). Further consideration, when determined, will be recorded as an increase to goodwill.

5. Paradigm acquisition consideration

As per the terms of the original merger agreement with Paradigm's equity holders, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. The amounts payable under the SMIP have been recorded in the second quarter of 2002 as an increase to goodwill.

6. Goodwill

The changes in the carrying amount of goodwill for the six months ended June 30, 2002 are as follows:

At December 31, 2001	$ 589,711

Additions	29,110
Disposals	(1,591)
Impairment loss	(75,000)
Currency translation changes	(20,943)
Goodwill as at June 30, 2002	$ 521,287

As discussed in note 1(a) above, as a result of the implementation of the new accounting standards effective January 1, 2002, the Company recorded a charge of $75 million to opening retained earnings for impairment of goodwill in its Marketing and Technology and the UK divisions.

7. Share capital:

Issued and outstanding as at June 30, 2002:

	Number of shares	Amount
Common shares outstanding, December 31, 2001	75,194,371	$ 191,578
Issued on acquisitions	36,246,400	111,835
Issued on exercise of options	1,180,834	3,113
Issued on share offering	13,800,000	50,204
Other, net of share repurchases under a Normal Course Issuer Bid	134,079	307
Common shares outstanding, June 30, 2002	126,555,684	357,037
Other equity instruments:		
Canadian Originated Preferred Securities		85,350
Paradigm acquisition obligation to be settled in shares		5,486
Total share capital, June 30, 2002		$ 447,873

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs.

8. Earnings per share

Earnings per share calculations are based on net income from continuing operations after deducting distributions on equity instruments, net of income taxes, amounting to $1,267,000 and $2,572,000 for the three and six month period ended June 30, 2002, respectively (three and six month period ended June 30, 2001 - $125,000 and $125,000 respectively) as the numerator in the calculation and the weighted average number of common shares outstanding during the period as the denominator.

For purposes of determining diluted earnings per share, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered.

9. Segmented information

Mosaic's businesses exhibit similar economic characteristics driven by the nature of services provided, the method of delivery and similar long-term financial performance and are accordingly aggregated for reporting purposes into one segment.

The Company operates primarily in Canada, the United States and the United Kingdom. Revenues are attributed to customers based on where services are provided.

For the three months ended and as at June 30

	Revenue		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 34,191	$ 33,507	$ 43,316	$ 56,032
United States	81,172	130,205	409,403	286,369
UK (includes Ireland in 2001)	29,302	49,326	128,246	126,100
	$ 144,665	$ 213,038	$ 580,965	$ 468,501

For the six months ended June 30

	Revenue		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 64,045	$ 62,217	$ 43,316	$ 56,032
United States	160,523	230,277	409,403	286,369
UK (includes Ireland in 2001)	63,787	92,386	128,246	126,100
	$ 288,355	$ 384,880	$ 580,965	$ 468,501

>>

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various

FILE NO. 82-34686

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

www.mosaic.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three and six months ended June 30, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Go Forward Plan

The Go Forward Plan announced in January 2002 continues to be the guiding strategy for Mosaic with substantial progress being made in the second quarter towards the achievement of the underlying goals. The following summarizes the progress made since our last report:

(a) The new business development team with Mosaic's 20 top sales people is fully functional and achieving results in terms of generating new leads and pursuing strategically significant contracts. As discussed later in this report, during the second quarter, the Company signed new contracts with annualized revenue potential expected to exceed $180 million.

(b) The implementation of the restructuring plan has continued as per the plans announced in the first quarter. Mosaic now operates with a much leaner and a more focused organization. The current structure will allow the Company to realize the targeted improvements in its operating metrics. The section of this report entitled "Restructuring" describes the restructuring initiatives in further detail.

(c) In June 2002, the Company issued US$100 million (C$152 million) of Senior Term Notes with maturities ranging from 4 to 6 years, to a group of lenders including Prudential Insurance Company of America. The proceeds from the issue were used to reduce bank debt. Coincident with this financing, the Company reduced the commitment level under its syndicated revolving bank facility ("Bank Facility") from $253 million to $125 million effective August 15, 2002 and extended the maturity of the Bank Facility to June 13, 2005. This comes on top of the issuance of 13.8 million shares in March 2002 with net proceeds of $50.2 million. With these two steps the Company has enhanced its financial flexibility through reduced level of debt, longer average debt maturities and diversified debt capital sources.

Cingular Wireless

In August, 2002 Mosaic signed an authorized agency agreement and an equipment purchase agreement with Cingular Wireless, the second largest wireless services provider in the United States, with coverage in 43 out of the 50 top markets in the country. Under the terms of the agreement, the Company is permitted to solicit new customers for Cingular through direct marketing channels and will be paid a commission by Cingular for each sale made. The amount of the base gross commission per sale is expected to be in the range of US$200 to US$260 depending on such factors as the number of subscribers acquired each month, minimum price plans and length of contract entered into by the consumer, etc. Additionally, the Company will be subject to a claw-back or 'churn' in respect of a portion of earned commissions in the event that the consumer does not remain on Cingular's network for a specified period of time. The Company is also responsible for providing the consumer with a wireless handset.

As a result of the foregoing, the Company expects that on or about September 1, 2002, Mosaic will begin acquiring customers using its direct marketing capabilities on behalf of Cingular in the United States. Mosaic expects that the program will complete its ramp up within three months of its commencement and is expected to provide a material contribution to Mosaic's revenues and earnings in the fourth quarter of fiscal 2002 and beyond.

Restructuring

In the second quarter Mosaic continued to implement its restructuring plan announced in January 2002. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in the workforce.

For the six months ended June 30, 2002, the Company recorded a pretax restructuring charge of $13.8 million. After income taxes, the impact of the restructuring charge on earnings for the six-month period ended June 30, 2002 is $10.6 million or $0.09 per share.

The reconciliation of the restructuring liability as at June 30, 2002 is as follows:

(in thousands of dollars, except for per share amounts)

	Provision	Cash Expenditures	Non-cash	Balance June 30, 2002
Severance costs	$ 7,261	$ 5,381	$ –	$ 1,880
Lease terminations	2,857	137	–	2,720
Asset write-offs	3,039	–	3,039	–
Other	631	359	–	272
Total	$ 13,788	$ 5,877	$ 3,039	$ 4,872

The Company expects that substantially all remaining severance payments will occur within the next nine months while payments against certain lease commitments may extend up to a period of fifteen to eighteen months.

Secured Promotions LLC

During May 2002, the Company entered into an option agreement to purchase Dallas, Texas based Secured Promotions LLC. Secured Promotions designs and develops proprietary, subscription-based products and services in telecommunications, financial services, consumer services and insurance.

This acquisition further positions Mosaic to become a leader in owning its own customers sets across a variety of proprietary service offerings, by leveraging its digital, data and direct marketing transaction capabilities for its own benefit. As part of Mosaic, Secured Promotions will act as an in-house Research and Development capability for developing proprietary subscription-based products and services in telecommunications, financial services, consumer services and insurance. These offerings are intended to provide a new and diversified source of stable and recurring revenues and expand on the company's proprietary product offerings.

The initial consideration for the option was US$500,000 of which US$250,000 was paid in Mosaic common shares with the balance in cash. If the option to purchase the business is exercised, additional contingent consideration of up to US$2.6 million may be payable based on future performance and can be settled in cash or shares at Mosaic's option, with a minimum share price of US$2.49 (approximately C$3.85) per Mosaic common share.

Proprietary Subscription-Based Services and Joint Ventures

This section is an update on Mosaic's proprietary services and joint ventures.

Canadian Long Distance: Mosaic offers long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, continues to be one of Canada's fastest growing and most competitive reseller residential long distance telephone services and is marketed to all CIBC VISA customers.

Mosaic Performance Solutions continues to aggressively build out these programs by utilizing its customer acquisition platform. The subscribers under these programs increased significantly during the second quarter with the billed subscriber base at June 30, 2002 of 120,285, an increase of 16,285 or 16% from March 31, 2002. During the fourth quarter, Mosaic expects to have over 150,000 subscribers across all of the Canadian long distance programs, effectively making Mosaic one of the largest long distance resellers in Canada.

UK Mobile Services: Sainsbury'sMobile is a profit participation arrangement between J. Sainsbury plc, a major UK grocer, and Mosaic. The program provides private label wireless services branded 'Sainsbury'sMobile' in the UK marketplace. Wireless services for the program are contracted from BT Cellnet, a UK cellular service provider. The billed subscriber base at June 30, 2002 was 60,604, representing an increase of 8,604 or 17% from March 31, 2002.

It is anticipated that the program will have 130,000 to 150,000 subscribers by the end of 2002 based on planned customer acquisition spends by the venture under a three year exclusive field marketing agreement with Mosaic. Mosaic is the program manager and integrator, generating several revenue streams for the Company including non-refundable management fees, a share of program earnings (but not program losses) as well as revenue from in-store customer acquisitions by Mosaic's field sales force. This program continues to be profitable.

The following table summarizes the subscriber base under the two programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at		Average Monthly Revenue Per Subscriber	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Long Distance Marketing – Canada (all programs)	120,285	104,000	$21.86	$22.17
Sainsbury'sMobile – UK	60,604	52,000	$57.80[1]	$53.26[1]

[1] Revenue not recorded in Mosaic's financial statements as Mosaic only records its share of the Sainsbury'sMobile net program earnings.

UK Energy Services: Subsequent to the quarter end, Mosaic reached an agreement with J. Sainsbury plc to form a profit participation arrangement to acquire gas and electricity customers in the UK with Scottish Power being the service provider. As in the case of the Sainsbury'sMobile program, Mosaic will act as the program manager and integrator using its customer acquisition platform in the UK. Mosaic will generate revenues from this program through non-refundable management fees, a share of program earnings (but not program losses), marketing services as well as revenues from customer acquisitions using Mosaic's field sales force. The program will ramp up in the second half of 2002 and is expected to be profitable to Mosaic once fully operational.

Results of Operations and Financial Condition

Operating results for three and six months ended June 30, 2002, compared to three and six months ended June 30, 2001

Summary financial information

(in thousands of dollars, except percentages)

	Three months ended June 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	144,665	213,038	(68,373)	(32%)
Gross Profit	43,199	58,348	(15,149)	(26%)
% of Revenue	*29.9%*	*27.4%*	*2.5%*	
SG&A*	31,330	35,148	3,818	11%
% of Revenue	*21.7%*	*16.5%*	*(5.2%)*	
EBITDA (see supplemental earnings measures)	11,869	23,200	(11,331)	(49%)
% of Revenue	*8.2%*	*10.9%*	*(2.7%)*	
Earnings from continuing operations before goodwill charges, net-of-tax debt extinguishment charge and net-of-tax investment write down	1,310	11,715	(10,405)	(89%)

	Six months ended June 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	288,355	384,880	(96,525)	(25%)
Gross Profit	88,854	109,119	(20,265)	(19%)
% of Revenue	*30.8%*	*28.4%*	*2.4%*	
SG&A*	63,096	68,323	5,227	8%
% of Revenue	*21.9%*	*17.8%*	*(4.1%)*	
EBITDA	25,758	40,796	(15,038)	(37%)
% of Revenue	*8.9%*	*10.6%*	*(1.7%)*	
Earnings from continuing operations before goodwill charges, net-of-tax restructuring costs, debt extinguish ment charge and net-of-tax investment write down	3,761	18,790	(15,029)	(80%)

* SG&A includes a charge of $2.3 million to provide for non-recovery of receivables from WorldCom Wireless.

The following table summarizes the reported diluted and pro forma diluted earnings per share ("EPS") from continuing operations.

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
EPS	$ (0.05)	$ 0.12	$ (0.13)	$ 0.07
Pro Forma EPS [1]	$ 0.00	$ 0.07	$ 0.01	$ 0.10

[1] Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout ("earnout") as if it had occurred on January 1, 2001, the exclusion of restructuring costs, net of taxes, of $10.6 million from the six months ended June 30, 2002 results, debt extinguishment charge, net of taxes, of $5.7 million and investment write down, net of taxes, of $0.8 million from the three and six months ended June 30, 2002 results. This determination of per share earnings is based on the following assumptions in respect of the earn out:

(i) the transaction was effective on January 1, 2001;

(ii) 32,308,621 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$24.2 million settled in shares (11.77 million);

(iii) the consideration of US$28.3 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

The following table shows the reconciliation of pro forma net earnings and earnings per share for the second quarter and six months ended June 30, 2002:

(in thousands of dollars, except for per share amounts)

	Three months ended **June 30, 2002**	Six months ended **June 30, 2002**
Net loss as per consolidated statement of operations	$ (5,187)	$ (13,326)
Add: Restructuring costs, net of taxes of $3,198	–	10,590
Debt extinguishment charge, net of taxes of $1,382	5,707	5,707
Investment write down, net of taxes of $191	790	790
Pro forma net earnings	$ 1,310	$ 3,761
Pro forma earnings per share		
Basic and diluted	$ 0.00	$ $0.01

Revenues and Gross Profit

The following table summarizes revenues in the second quarter and the first six months of 2002 and 2001 by business division.

(in millions of dollars, except percentages)

	For the three months ended June 30			For the six months ended June 30		
	2002	**2001**	**Change**	**2002**	**2001**	**Change**
Mosaic Performance Solutions	$ 40.5	$ 96.9	(58%)	$ 84.2	$167.9	(50%)
Mosaic Sales Solutions	61.8	49.7	24%	115.3	92.1	25%
Mosaic Marketing & Technology Solutions	13.1	16.9	(22%)	25.1	32.3	(22%)
Mosaic UK	29.3	49.5	(41%)	63.8	92.6	(31%)
Mosaic Consolidated	**$144.7**	**$213.0**	**(32%)**	**$288.4**	**$384.9**	**(25%)**

Revenues for the three and the six months ended June 30, 2002 decreased by 32% and 25% respectively over the corresponding periods of 2001 with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, which exclude revenues from recently acquired Mosaic Data Solutions and the divestment from Ireland in the six months ended June 30, 2002, declined by 27% compared to the same period in 2001. During the six months ended June 30, 2002 pro forma revenues in local currency terms declined by 28% compared to the corresponding period of 2001. The strengthening of the US dollar and the British pound resulted in a favorable impact on revenues translated into Canadian dollars.

Reported revenues in the three and the six months ended June 30, 2002 were impacted by the following factors:

(a) The cancellation of the WorldCom Wireless contract in the second quarter of 2002 which was expected to replace a part of the revenues lost by the termination of the AT&T Wireless direct marketing contract (see below). During the second quarter of 2002, total revenues from WorldCom Wireless aggregated only $7.1 million, significantly below planned levels.

(b) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $40.9 million in the first quarter of 2001 and $57.6 million in the second quarter of 2001 with no revenues recorded in 2002;

(c) The exit from a number of low margin contracts in the UK as part of the restructuring program partly offset by growth in the Sainsbury'sMobile program;

(d) The decline in revenues of the Marketing and Technology Solutions business due to the decision to exit from certain unprofitable accounts, and from client losses in the second half of 2001; offset partly by,

(e) The growth of 24% in the first half of 2002 in the Sales Solutions business in the US and Canada resulting from business wins during the second half of 2001 but impacting 2002 and business wins in the first half of 2002 as well as the commencement of new business lines at Mosaic InfoForce's operations in the US.

The investment made in new business development as part of the Go Forward Plan has started to show results. The following table summarizes some of the major new business wins in 2002 since our last report. These contracts, along with other business wins in the quarter, are expected to result in annualized revenues exceeding $180 million.

Significant New Business Wins in 2002

Cingular Wireless	United States	Direct marketing customer acquisition program for wireless subscribers in the US across 43 of the 50 major markets
Epson	United States	In store demonstrations for printers and training and merchandizing in office superstores
General Mills	United States	New product launch, in-store sampling and coupon program
Autobytel Inc.	United States	Collaboration on creating a number of performance marketing products for US automotive dealers
M&M Mars	United States	In-store sampling and product testing at Wal-Mart stores across the country
Sainsbury's Energy	United Kingdom	Customer acquisition of energy customers through the formation of a joint venture with J. Sainsbury plc

Gross profit as a percentage of revenue increased to 29.9% in the second quarter of 2002 from 27.4% in the corresponding period of 2001 and to 30.8% first half of 2002 from 28.4% in the same period in 2001. Gross profit declined from $58.3 million in the second quarter of 2001 to $43.2 million in 2002 and reduced from $109.1 million in the first six months of 2001 to $88.9 million for the same period in 2002. The decline in gross profit is directly attributable to the lower revenues in 2002. Consolidated gross profit as a percentage of revenue was favorably impacted by the following factors:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of several low margin contracts in the UK and the Marketing and Technology divisions as part of the restructuring program, and the resultant reduction in fixed direct costs associated with such contracts;

(c) The improved profitability of the Sainsbury'sMobile program which incurred a loss during the first half of 2001 but was profitable in 2002;

(d) The impact of cost reduction initiatives completed in the second half of 2001 and the first quarter of 2002 through employee terminations and reduction of excess capacity; and,

(e) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher than the average margins for rest of the business.

Selling, General, and Administrative ("SG&A") Expenses

SG&A expenses in the second quarter of 2002 decreased by $3.8 million compared to the same period in 2001. Excluding the charge of $2.3 million providing for the receivables from WorldCom which filed for Chapter 11 bankruptcy protection in the United States, SG&A in the second quarter of 2002 was lower by $6.1 million compared to last year. This represents a 17% reduction which when combined with the first quarter results, translates into a year-to-date decrease of $7.5 million or 11% for 2002.

SG&A excluding the impact of the WorldCom Wireless receivable provision, as a percentage of revenues increased to 20.1% in the second quarter of 2002 compared to 16.5% during the same period in 2001, and on a year-to-date basis has increased to 21.1% compared to 17.8% in the prior year. The increase in the SG&A percentage reflects the lower utilization of the fixed overhead infrastructure due to lower revenues during the first half of 2002. The restructuring program implemented in the current year was instrumental in eliminating a significant portion of excess capacity as reflected in the SG&A reduction, though this was partly offset by an increase in spending on business development, and the inclusion of overheads from the newly acquired Mosaic Data Solutions business aggregating $4.6 million in the first half of 2002.

Earnings from Continuing Operations Before Depreciation and Amortization, Debt Extinguishment Charge, Interest, Restructuring Costs, Minority Interest and Income Taxes (EBITDA)

EBITDA was $11.9 million and $25.8 million in the second quarter and first half of 2002 compared to $23.2 million and $40.8 million during the corresponding periods of 2001. EBITDA as a percentage of revenues declined to 8.2% in the second quarter of 2002 compared to 10.9% during the corresponding period in 2001 and was 8.9% in the first six months of 2002 compared to 10.6% in 2001. The decline in EBITDA was attributable to

lower gross profit and lower utilization of fixed overheads as well as to other factors detailed below:

(a) Discontinuance of the AT&T Wireless direct marketing program which had an EBITDA of approximately $7.1 million in the second quarter of 2001 and $11.5 million over the first half of 2001 and with no corresponding amounts in 2002;

(b) The termination of the WorldCom Wireless contract and the associated charge in the second quarter of 2002 of $2.3 million to provide for non recovery of receivables in the light of the bankruptcy protection filing by WorldCom. Without this write-down EBITDA would have been $14.2 million for the second quarter

(c) The investment of approximately $1.6 million during the current year towards new business development; offset partly by,

(d) The reduction in overheads due to the restructuring actions implemented in the first half of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the second quarter of 2002 were $7.2 million or 5.0% of revenues compared to $3.2 million or 1.5% of revenues in the corresponding period of 2001. The year-to-date expense increased to $13.3 million or 4.6% of revenues compared to $6.6 million or 1.7% of revenues for the first six months of 2001. The increase is mainly due to:

(a) Significant investments made by Mosaic's InfoForce business in data collection equipment during the second half of 2001;

(b) Investment in technology in the current year and during the latter half of 2001 in the Performance Solutions and the Sales Solutions businesses in North America; and

(c) The inclusion of Mosaic Data Solutions which has a capital-intensive technology infrastructure.

Interest Costs and Debt Extinguishment Charge

Interest costs were $4.0 million and $7.5 million in the second quarter and first half of 2002 respectively, a reduction of $1.0 million and $2.5 million compared to the corresponding periods of 2001. Interest costs were lower as the result of:

(a) The private placements of US$57 million of equity instruments in June 2001 and the issue of shares with net proceeds of $50.2 million in March 2002, the proceeds of which were applied towards reduction of bank debt; and a,

(b) Lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; offset partly by,

(c) The effect of the change in fair market value at June 30, 2002 of approximately $0.4 million relating to interest rate swaps which ceased to be hedges upon the partial repayment of the bank debt as discussed later in this report and in note 3 to the consolidated financial statements; and offset in part by,

(d) The increase in the credit spread of 75 basis points on the Company's senior credit facility effective in December 2001;

Mosaic's senior credit facility carries interest at banker's acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's funded debt to EBITDA ratio, the credit spread on the debt facility at June 30, 2002 was 2.40%.

On June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008 and US$20 million (C$ 30.8 million) Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility.

As a result of the repayment of the Bank Facility, Mosaic took a non-cash charge against earnings in the second quarter of 2002 of $7.1 million ($5.7 million net of income taxes) representing the write-down of deferred financing costs of $4.3 million associated with the Bank Facility and a loss of $2.8 million on recognition of the fair value of interest rate swaps which were hedging floating interest rate exposure on a portion of the US dollar and Canadian dollar denominated debt. Upon repayment of the Bank Facility, these swaps can no longer be accounted for as hedges under generally accepted accounting principles and will be recorded at fair value until maturity or cancellation. The swaps mature in July 2003 and February 2004. Beginning with the quarter ended June 30 2002, these swaps will be marked to market at each reporting period and the resulting gain or loss will be charged to income.

Write down of investments

During the second quarter of 2002 the Company took a charge of $1 million to write down certain non-strategic investments. These investments were indirectly acquired through the acquisition of Paradigm Direct in the fourth quarter of 2000. Management has determined that the carrying value of these investments was in excess of its fair value and accordingly the write down of these investments to a nominal amount was recorded during the second quarter.

Income Taxes

Income taxes for the three and six months ended June 30, 2002 were a net recovery of $1.3 million and $3.9 million, respectively compared to an expense of $3.7 million and $6.0 million in the corresponding periods of 2001. The income taxes provision for 2002 include

a recovery of $3.1 million related to the restructuring costs booked during the first quarter and $1.4 million associated with the debt extinguishment charge booked in the second quarter. Income taxes on income from continuing operations have been provided at an estimated effective tax rate of approximately 20% for fiscal 2002.

Earnings (Loss) from Continuing Operations, Diluted Earnings (Loss) Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the second quarter of 2002 was $5.2 million compared to earnings of $9.2 million in the corresponding period last year. Excluding the impact of the debt extinguishment charge, net of income tax recoveries, of $5.7 million, and investment write down, net of taxes of $0.8 million, earnings from continuing operations in the quarter were $1.3 million. Loss from continuing operations for the six months ended June 30, 2002 was $13.3 million compared to earnings of $13.7 million in the corresponding period last year. Excluding the debt extinguishment charge and the investment write down referred to above and restructuring costs, net-of-income tax recoveries, of $10.6 million, earnings from continuing operations in the first half of 2002 were $3.8 million.

Diluted loss from continuing operations per share was $0.05 and $0.13 in the second quarter and first half of 2002 respectively, compared to diluted earnings per share from continuing operations of $0.12 and $0.07 in the corresponding periods of 2001.

Pro forma earnings from continuing operations per share in the second quarter and first half of 2002 were nil and $0.01 respectively. This compares to pro forma earnings per share of $0.07 and $0.10 in the same periods of 2001. These figures reflect the (i) exclusion of the net-of-tax debt extinguishment charge, net-of-tax investment write down and the net-of-tax restructuring costs in 2002; and (ii) the impact on earnings per share for the first and second quarters of 2001 as if the Mosaic Performance Solutions earn out had occurred on January 1, 2001.

The Company took a $8.3 million after tax charge for Discontinued Operations in the first quarter of 2001 related to the shut down of its Continental European operations. No charge for discontinued operations was recorded in 2002.

2002 Management Estimates

It has been the practice for the Company's management to provide revenues and earnings guidance in its quarterly MD&A. At this time, the Company will not be providing any such guidance for fiscal 2002 due to the uncertainties arising from the following:

(a) The impact of the restructuring plan and Go Forward Plan currently being implemented on the Company's financial results;

(b) The process of integration underway in Mosaic UK, and its ongoing transformation into a performance based business model with the resulting short-term reduction in revenue and earnings visibility arising there from;

(c) The uncertainties surrounding the timing and size of new business wins generated year to date and pending business wins; and,

(d) The precise impact of the roll out of the Cingular Wireless customer acquisition program which could have a material impact on revenues and earnings in the second half of 2002.

The above factors result in significant uncertainties as to the amount and timing of revenues and earnings for the second half of 2002. As a result, management has decided to withdraw specific financial guidance for the balance of fiscal 2002.

However, taking into consideration some of the new business wins including the Cingular Wireless program and the anticipated savings in costs from the restructuring program under implementation, the Company expects that revenues and EBITDA before special charges, if any, in the second half of 2002 will exceed the results for the first six months of the year.

Liquidity and Capital Resources

Summarized Consolidated Cash Flows

(in millions of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
Net cash provided by/ (used in):				
Continuing operations	$ 4.4	$ 15.7	$ 14.6	$ 26.8
Net change in non-cash operating working capital from continuing operations	(5.4)	(20.9)	(4.9)	(20.0)
Cash from operating activities	(1.0)	(5.2)	9.7	6.8
Financing activities	21.5	12.3	60.0	(1.6)
Investing activities (continuing operations)	(19.4)	(5.9)	(72.1)	(13.8)
Discontinued operations	–	(1.3)	(0.1)	(5.5)
Effect of exchange rate changes on cash	(0.2)	(0.1)	(0.1)	0.1
Net change in cash position	**$ 0.9**	**$ (0.2)**	**$ (2.6)**	**$ (14.0)**

During the quarter ended June 30, 2002, the Company's operating activities including working capital changes used $1.0 million in cash flow compared to a use of $5.2 million of cash in the second quarter of 2001. Although, the Company incurred a net loss of $5.2 million during the three months ended June 30, 2002, cash flow from continuing operations after add-back of non-cash charges and before working capital changes was $4.4 million compared to $15.7 million in 2001. The year-over-year reduction in cash flow from operations was mainly due to lower earnings coupled with cash expenditures of $4.0 million relating to restructuring initiatives announced in early 2002. The increase in working capital of $5.4 million during the second quarter of 2002 was lower than the $20.9 million increase in the same period of 2001 largely due to the change in the business mix with the discontinuance of the AT&T Wireless and the WorldCom contracts, the receivables from which have been provided for. The working capital increase of $4.9 million in the first half of 2002 was lower than the $20.0 million increase during the same period in 2001.

Financing activities generated $21.5 million of cash flow in the second quarter of 2002 compared with $12.3 million in the second quarter of 2001. As discussed before, on June 13, 2002, Mosaic issued two series of Senior Secured Notes: US$80 million (C$123.2 million) of Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008; and US$20 million (C$30.8 million) of Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility.

Coincident with this financing, the Company agreed to reduce the commitment level under its Bank Facility from C$253 million to C$125 million by August 15, 2002, and extended the maturity of the senior credit facility to June 13, 2005.

During the six months ended June 30, 2002, financing activities generated $60.0 million in cash compared to the use of $1.6 million in the corresponding period of 2001. This generation of cash was primarily due to the Senior Term Notes issued in the second quarter of 2002 and the equity offering completed in March 2002. Proceeds from the common shares offering and the issue of Senior Term Notes were used to reduce the balance owing under the Company's Bank Facility.

Investing activities used $19.4 million and $72.1 million of cash during the second quarter and first six months of 2002 compared with $5.9 million and $13.8 million in the corresponding periods of 2001. During the six months ended June 30, 2002, the Company used $52.2 million towards acquisition related contingent consideration payments and acquisition related costs. For the six-month period, Mosaic also made investments in property and equipment of $8.8 million related mainly to the build up of the information technology infrastructure, and invested in other long-term assets including the purchase of leads and payments for exclusivity on certain long-term contracts.

Investments

The Company ended the second quarter of 2002 with total assets of $756.3 million, a decrease of 8% from the year ended December 31, 2001. The largest component of this decrease was **goodwill**, with a value of $521.3 million, a decrease of $68.4 million over last year. This decrease is primarily due to the impairment loss of $75 million taken on goodwill related to the UK and Marketing and Technology divisions as a result of the adoption by the Company, with effect from January 1, 2002, of the new accounting standards applied to acquisition related goodwill and intangible assets. For details refer to note 1(a) to the consolidated financial statements for the period ended June 30, 2002. The other changes in goodwill arise from the following:

(a) Acquisition of Mosaic Data Solutions and Secured Promotions LLC, which added $19.1 million to goodwill;

(b) The increase in goodwill of $10.0 million arising from the finalization in April 2002 of further contingent consideration relating to the acquisition of Paradigm Direct as detailed in note 5 to the consolidated financial statements for the period ended June 30, 2002;

(c) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and,

(d) The impact of the significant weakening of the US dollar in relation to the Canadian dollar at June 30, 2002 compared to December 31, 2001 resulting in a decrease in the recorded amount of goodwill by $20.9 million.

Capital Resources

Mosaic's **long-term debt**, including the current portion, at June 30, 2002 was $189.2 million, which included $152 million from Senior Term Notes issued on June 13, 2002 and the balance drawn mainly on the Company's Bank Facility and $7.2 million from a mortgage on its property in the UK.

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the Bank Facility. With the completion of the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the revolving term facility from $300 million to $253 million. In conjunction with the issuance of the Senior Term Notes in June 2002, the Company further amended its credit agreement to reduce the committed amount under its Bank Facility from $253 million to $125 million by August 15, 2002. The term of the Bank Facility was extended to

June 2005, and can be extended for a further year on each anniversary of the facility. These facilities were substantially paid down in June 2002 with the proceeds from the issuance of the Senior Term Notes.

Mosaic's **shareholders' equity** was $385.6 million as at June 30, 2002, a decrease of $33.4 million, from $419.0 million at December 31, 2001. This net decrease in shareholders equity resulted from:

(a) The charge for goodwill impairment of $75 million relating to the UK and Marketing and Technology divisions, which was accounted for as an adjustment to the retained earnings as at the beginning of 2002;

(b) Net loss of $11.8 million during the period and distributions on equity instruments (COPrS) net of income taxes, of $2.6 million; and,

(c) A net change of $14.6 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the Canadian dollar in relation to the US dollar; partially offset by;

(d) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits, through the equity offering in March 2002; and,

(e) The net issuance of shares of $3.6 million including $3.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $0.4 million.

Excluding the COPrS instrument, the Company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Mosaic Data Solutions

During January 2002, the Company acquired Custom Offers LLC, now renamed Mosaic Data Solutions. As part of the acquisition agreement, further contingent consideration ("earnout") could be payable in April 2003 and April 2004 based on the pre-tax earnings of this business for fiscal 2002 and 2003 (less consideration previously paid). The maximum consideration paid in aggregate cannot exceed US$49.9 million (or US$39.9 million net of consideration paid to date) to be settled primarily in shares, with any Mosaic common shares issued subject to a floor price of US$1.80 (approximately C$2.80). Based on fiscal 2002 earnings estimates for Mosaic Data Solutions, the Company may be required to make an earnout payment in April 2003 in the range of US$12 to US$15 million to be settled with the issue of approximately 7 to 8 million common shares (floor price of US$1.80) and the payment of approximately US$3 million in cash.

Outstanding Shares

At June 30, 2002, Mosaic had approximately 126 million common shares outstanding with the same amount on a diluted basis. For further details refer to note 7 to the consolidated financial statements for the period ended June 30, 2002.

Financial Risks and Uncertainties

In the normal course of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to foreign currency risk have been updated below.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$100 million held in debt instruments and US$57 million in equity instruments denominated in that currency at June 30, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At June 30, 2002, the Company has entered into £5.7 million of UK pound forward contracts and $20.6 million in US dollar forward contracts for the balance of fiscal 2002. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but require the Company to carry out tests, at least annually, that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(b) to the June 30, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after January 1, 2003. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically – EBITDA, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA – defined as earnings from continuing operations before depreciation and amortization, restructuring costs, debt extinguishment charges, interest, write down of investments, minority interest, income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. EBITDA is disclosed in the statement of income. It is also widely used for valuation purposes.

(b) Pro forma earnings per share for 2001 reflects the impact of the Paradigm earnout as if it had occurred on January 1, 2001 to assist investors in assessing the potential dilutive impact of this transaction. The determination of pro forma share earnings is based on the assumptions previously disclosed.

(c) Pro forma earnings per share for 2002 further reflects the exclusion of net-of-tax restructuring costs of $10.6 million and the net-of-tax debt extinguishment costs of $5.7 million and investment writedown, net of taxes, of $0.8 million and is provided to enable the reader to measure the impact of such charges on 2002 earnings and to provide another measure of comparability with prior year earnings.

Forward-Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.